Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Move, Inc.

at

$21.00 Net Per Share

by

Magpie Merger Sub, Inc.

a wholly owned indirect subsidiary of

News Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 13, 2014, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Magpie Merger Sub, Inc., a Delaware corporation (which we refer to as the “Purchaser”) and a wholly owned indirect subsidiary of News Corporation, a Delaware corporation (which we refer to as “Parent”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Move, Inc., a Delaware corporation (which we refer to as “Move” or the “Company”), at a purchase price of $21.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 30, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Move. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver (to the extent permitted under applicable law) of certain conditions, Purchaser will be merged with and into Move (the “Merger”) as soon as practicable without a meeting of the stockholders of Move in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Move continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned indirect subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Move or any of its subsidiaries or by Parent, Purchaser or any of Parent’s other wholly owned subsidiaries, which Shares will be canceled and will cease to exist, or (ii) by stockholders who are entitled to and who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $21.00 per Share or any greater per Share price paid in the Offer, without interest thereon and subject to any required withholding taxes. As a result of the Merger, Move will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the HSR Condition (as described below), (iii) the Governmental Entity Condition (as described below), (iv) the Litigation Condition (as described below) and (v) the Operating Agreement Condition (as described below). The “Minimum Condition” requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures) in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, 12:00 midnight, New York City time, on November 13, 2014 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement and applicable law, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Parent and its subsidiaries, equals one Share more than one half of all Shares then outstanding (not including Shares tendered in the Offer pursuant to guaranteed delivery procedures). The “HSR Condition” requires that any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), shall have expired or otherwise been terminated. The “Governmental Entity Condition” requires that there be no law or order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any governmental entity (other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger) that is in effect, and that no governmental entity shall have taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger (or to impose a condition or require a remedy that the parties are not required to accept pursuant to the Merger Agreement). The “Litigation Condition” requires that there be no pending or threatened (in writing) legal proceeding by any governmental entity that challenges or seeks to enjoin the Offer or the Merger (or to impose a condition or require a remedy that the parties are not required to accept pursuant to the Merger Agreement). The “Operating Agreement Condition” requires (i)(A) that the National Association of Realtors® (the “NAR”) and its subsidiaries shall not have delivered to Move written notice purporting to terminate the Operating Agreement, dated as of November 26, 1996 (as amended, the “Operating Agreement”), between RealSelect, Inc. and Realtors® Information Network, Inc. (whether immediately or with the passage of time) and (B) that the NAR and its subsidiaries shall not have given notice of, and there shall not have been commenced, a legal proceeding against Move or any of its subsidiaries asserting, or by Move or any of its subsidiaries relating to, any default or breach (or alleged default or breach) by Move or any of its subsidiaries under the Operating Agreement permitting the Operating Agreement to be terminated (whether immediately or with the passage of time) or, if any such notice has been delivered or received, as applicable, or legal proceeding commenced, it shall have been (ii)(A) withdrawn by the NAR or its applicable subsidiaries on a bona fide basis and not reinstated or (B) determined by the relevant judicial or arbitral process (with such determination not having been reversed or vacated) to not have been a valid termination and/or not to have permitted the Operating Agreement to be terminated, as applicable; provided, that should any such decision be subject to appeal, review, rehearing or reconsideration, then this Operating Agreement Condition shall not be deemed satisfied until any and all applicable periods for the filing of such appeal, review, rehearing or reconsideration shall have elapsed or, if such appeal, review, rehearing or reconsideration is accepted within such applicable period, then this Operating Agreement Condition shall not be deemed satisfied until the date that is five business days prior to the Outside Date (as defined below) and, in any case, the Operating Agreement Condition shall not be deemed satisfied if such appeal, review, rehearing or reconsideration has resulted in the decision of such judicial or arbitral body being reversed or vacated by such date. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The foregoing conditions (except for the Minimum Condition) may be waived by Parent or Purchaser in whole or in part at any time and from time to time without Move’s consent, subject to the terms and conditions of the Merger Agreement and applicable law.

The board of directors of Move (which we refer to as the “Move Board”), among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are advisable and fair to, and in the best interests of, Move and its stockholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby and declared the Merger Agreement and the transactions contemplated thereby advisable, in each case in accordance with the requirements of the General Corporation Law of the State of Delaware (the “DGCL”), and (iii) resolved to recommend that the stockholders of Move accept the Offer and tender all of their Shares pursuant to the Offer.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

October 15, 2014

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (See Section 3 — “Procedures for Tendering Shares” for further details).

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone number set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

All Stockholders Call Toll-Free: (866) 482-4931

Email: MOVEinfo@georgeson.com

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Move contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Move or has been taken from or is based upon publicly available documents or records of Move on file with the SEC or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All issued and outstanding shares of common stock, par value $0.001 per share, of Move, Inc. (the “Shares”).

Price Offered Per Share	$21.00 net to the seller in cash, without interest thereon and subject to any required withholding taxes (the “Offer Price”).

Scheduled Expiration of Offer	End of the day, 12:00 midnight, New York City time, on November 13, 2014, unless the Offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Magpie Merger Sub, Inc., a Delaware corporation and a wholly owned indirect subsidiary of News Corporation, a Delaware corporation.

Who is offering to purchase my Shares?

Magpie Merger Sub, Inc., or Purchaser, a wholly owned indirect subsidiary of News Corporation, or Parent, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Move with Move being the Surviving Corporation. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding Shares of common stock, par value $0.001 per share, of Move on the terms and subject to the conditions set forth in this Offer to Purchase.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Move. If the Offer is consummated, pursuant to the Merger Agreement, Parent intends as soon as practicable thereafter, subject to the satisfaction or waiver (to the extent permitted by applicable law) of certain conditions, to cause Purchaser to consummate the Merger (as described below). Upon consummation of the Merger, Move would cease to be a publicly traded company and would be an indirect wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $21.00 per Share, net to the seller in cash, without interest thereon and subject to any required withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What does the Move Board think of the Offer?

The Move Board, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are advisable and fair to, and in the best interests of, Move and its stockholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby and declared the Merger Agreement and the transactions contemplated thereby advisable, in each case in accordance with the requirements of the DGCL, and (iii) resolved to recommend that the stockholders of Move accept the Offer and tender all of their Shares pursuant to the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Move.” We expect that a more complete description of the reasons for the Move Board’s approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 to be prepared by Move and filed with the SEC and mailed to all Move stockholders.

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Move have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Move. If we consummate the Offer and the conditions to the Merger are satisfied or waived (to the extent permitted by applicable law), we intend to effect the Merger without any action by the stockholders of Move pursuant to Section 251(h) of the DGCL.

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “ Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the Merger, to provide funding for the payment in respect of outstanding restricted stock awards held by Move’s non-employee directors and to repay certain indebtedness of Move is approximately $985 million, plus related fees and expenses. Parent and Purchaser anticipate funding such cash requirements from available cash from Parent’s consolidated balance sheet.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	Parent’s available cash on its consolidated balance sheet is sufficient to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we intend to acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price).

How long do I have to decide whether to tender my Shares in the Offer?

You will have until the end of the day, 12:00 midnight, New York City time, on November 13, 2014, unless we extend the Offer pursuant to the terms of the Merger Agreement or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary (as described below) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer is referred to as the “Offer Closing,” and the date and time at which such Offer Closing occurs is referred to as the “Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. Specifically, we have agreed in the Merger Agreement that, subject to our right to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, for successive periods (the length of such period to be determined by Purchaser) of not more than 20 business days each (or for such longer period as Parent, Purchaser and the Company may agree) if at any scheduled Expiration Date any Offer Condition has not been satisfied or waived (to the extent permitted by applicable law) in order to permit the satisfaction of the Offer Conditions in accordance with the Merger Agreement and (ii) for any period required by any applicable law, rule, regulation, interpretation or position of the SEC or its staff or rules of the NASDAQ Stock Market (“NASDAQ”) applicable to the Offer. However, Purchaser is not required to, and without Move’s consent may not, extend the Offer beyond December 31, 2014 (the “Outside Date”). If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

In certain circumstances, we are required under the Merger Agreement to extend the Offer beyond the initial Expiration Date, but we will not be required to extend the Offer beyond the Outside Date (except that the Outside Date may be extended to (i) March 30, 2015 if the HSR Condition (as defined below) is the only Offer Condition not yet satisfied or waived (other than the Minimum Condition and the Operating Agreement Condition) by such date) and (ii) the date that is three months after the then-applicable Outside Date if the Operating Agreement Condition is the only Offer Condition not yet satisfied or waived (other than the Minimum Condition) by the then-applicable Outside Date (after giving effect to clause (i)).

We do not expect there will be a “subsequent offering period” (within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with regard to the Offer.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary and paying agent for the Offer, of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions (the “Offer Conditions”):

•	that prior to the Expiration Date there have been validly tendered and not validly withdrawn that number of Shares that, when added to the Shares then owned by Parent and its subsidiaries, equals one Share more than one half of all Shares then outstanding (not including Shares tendered in the Offer pursuant to guaranteed delivery procedures);

•	the expiration or termination of any applicable waiting period (and any extension thereof) under the HSR Act;

•	that there is no law or order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any governmental entity (other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger), and that no governmental entity has taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger (or to impose a condition or require a remedy that the parties are not required to accept pursuant to the Merger Agreement);

•	that there is no pending or threatened (in writing) legal proceeding by any governmental entity that challenges or seeks to enjoin the Offer or the Merger (or to impose a condition or require a remedy that the parties are not required to accept pursuant to the Merger Agreement);

•	that the Merger Agreement has not been terminated in accordance with its terms;

•	the accuracy of the representations and warranties made by the Company in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

•	the Company’s performance of or compliance with, in each case in all material respects, the obligations, agreements and covenants required to be performed or complied with by it under the Merger Agreement (the “Covenants Condition”);

•	prior to the Expiration Date, (i)(A) that the NAR and its subsidiaries shall not have delivered to Move written notice purporting to terminate the Operating Agreement (whether immediately or with the passage of time) and (B) that the NAR and its subsidiaries shall not have given notice of, and there shall not have been commenced, a legal proceeding against Move or any of its subsidiaries asserting, or by Move or any of its subsidiaries relating to, any default or breach (or alleged default or breach) by Move or any of its subsidiaries under the Operating Agreement permitting the Operating Agreement to be terminated (whether immediately or with the passage of time) or, if any such notice has been delivered or received, as applicable, or legal proceeding commenced, it shall have been (ii)(A) withdrawn by the NAR or its applicable subsidiaries on a bona fide basis and not reinstated or (B) determined by the relevant judicial or arbitral process (with such determination not having been reversed or vacated) to not have been a valid termination and/or not to have permitted the Operating Agreement to be terminated, as applicable; provided, that should any such decision be subject to appeal, review, rehearing or reconsideration, then this Operating Agreement Condition shall not be deemed satisfied until any and all applicable periods for the filing of such appeal, review, rehearing or reconsideration shall have elapsed or, if such appeal, review, rehearing or reconsideration is accepted within such applicable period, then this Operating Agreement Condition shall not be deemed satisfied until the date that is five business days prior to the Outside Date and, in any case, the Operating Agreement Condition shall not be deemed satisfied if such appeal, review, rehearing or reconsideration has resulted in the decision of such judicial or arbitral body being reversed or vacated by such date (the “Operating Agreement Condition”); and

•	that Purchaser has received a certificate of the Company, executed by the chief executive officer or the chief financial officer of the Company, dated as of the Expiration Date, to the effect that the Representations Condition and the Covenants Condition have been satisfied.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms of the Merger Agreement.

Parent and Purchaser expressly reserve the right to waive, in whole or in part, any Offer Condition (other than the Minimum Condition) or modify the terms of the Offer. However, without the consent of Move, we are not permitted to (i) other than in the case of any equitable adjustment relating to any reclassification, stock split, stock dividend or recapitalization by the Company, decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions or amend any Offer Condition in a manner that is adverse to the holders of Shares, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is adverse to the holders of Shares, (vi) extend or otherwise change the Expiration Date except as required or permitted by the terms of the Merger Agreement or (vii) provide a “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

See Section 15 — “Conditions of the Offer.”

Have any Move stockholders entered into agreements with Parent or its affiliates requiring them to tender their Shares?

Yes. In connection with the execution of the Merger Agreement, the NAR entered into a Tender and Support Agreement, dated as of September 30, 2014, with Parent and Purchaser (the “NAR Support Agreement”). Subject to the terms and conditions of the NAR Support Agreement, the NAR agreed, among other things, to tender, pursuant to the Offer, 756,410 Shares representing in the aggregate approximately 1.87% of Move’s total outstanding Shares and, subject to certain exceptions, not to transfer any of those Shares that are subject to the NAR Support Agreement. See Section 11 — “The Merger Agreement; Other Agreements” in this Offer to Purchase for a description of the NAR Support Agreement.

In connection with the execution of the Merger Agreement, Steven H. Berkowitz and James S. Caulfield, the chief executive officer and the executive vice president, general counsel and secretary, respectively, of Move (collectively, the “Supporting Executives”) have entered into Tender and Support Agreements, dated as of September 30, 2014, with Parent and Purchaser (the “Executive Support Agreements”). Subject to the terms and conditions of the Executive Support Agreements, the Supporting Executives agree, among other things, to tender, pursuant to the Offer, 191,132 Shares representing in the aggregate approximately 0.47% of Move’s total outstanding Shares and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Executive Support Agreements. See Section 11 — “The Merger Agreement; Other Agreements” in this Offer to Purchase for a description of the Executive Support Agreements.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three NASDAQ trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period. See Section 3 — “Procedures for Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after December 14, 2014, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

If the Offer is completed, will Move continue as a public company?

No. Immediately following consummation of the Offer and satisfaction or waiver (to the extent permitted by applicable law) of the conditions to the Merger, we expect to complete the Merger pursuant to applicable provisions of Delaware law, after which the Surviving Corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive in the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. If we purchase Shares in the Offer, we are obligated under the Merger Agreement, but subject to the satisfaction or waiver (if permitted by applicable law) of the conditions therein, to cause the proposed Merger to occur.

Following the Offer, it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Board of Governors of the Federal Reserve System, in which case your Shares may no longer be used as collateral for loans made by brokers.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we complete the Offer, and accordingly acquire that number of Shares that, when added to the Shares then owned by Parent and its subsidiaries, equals one Share more than one half of all Shares then outstanding (not including Shares tendered in the Offer pursuant to guaranteed delivery procedures and Shares issuable in connection with the outstanding convertible notes), then, in accordance with the terms of the Merger Agreement, but subject to the satisfaction or waiver (if permitted by applicable law) of the conditions therein, we will complete the Merger without a vote of the stockholders of Move pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Move (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same cash consideration, without interest thereon and subject to any required withholding taxes, for their Shares as was payable in the Offer (the “Merger Consideration”).

See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for Move — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On September 29, 2014, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $15.29. On October 14, 2014, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $20.94. The Offer Price represents a 37% premium over the September 29, 2014 closing stock price, and approximately a 36% premium to the 30-day average closing stock price of $15.43 per share.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my options to acquire Shares of Move common stock?

The Offer is being made for all outstanding Shares, and not for options to purchase Shares or other equity awards. Options may not be tendered into the Offer. If you wish to tender Shares underlying options, you must first exercise your options (to the extent exercisable) in accordance with their terms in sufficient time to tender the Shares received into the Offer.

The Merger Agreement sets forth the terms and conditions that apply to all options to acquire Shares that are outstanding as of the Effective Time.

All options to acquire Shares that are outstanding immediately before the Effective Time, whether vested or unvested, which are held by an individual who is an employee of Move immediately before the Effective Time will be automatically assumed by Parent at the Effective Time. Each assumed option will continue to have the same terms and conditions as applied to the option immediately before the Effective Time, except that (i) the assumed option will be exercisable for a number of shares of Class A Common Stock of Parent (rounded down to the nearest whole share) equal to the product of (A) the number of Shares to which the assumed option related immediately before the Effective Time and (B) the quotient of the Merger Consideration and the average closing price for a share of Parent’s common stock as reported on the NASDAQ Global Select Market (as reported in The Wall Street Journal, or, if not reported thereby, any other authoritative source) for the five (5) consecutive trading days ending with the closing date of the Merger, rounded to the nearest one ten thousandth (the “Equity Award Exchange Ratio”), and (ii) the per share exercise price for the shares of Class A Common Stock of Parent issuable upon the exercise of the assumed option will be equal to the quotient of (A) the per-Share exercise price of the assumed option immediately before the Effective Time and (B) the Equity Award Exchange Ratio (rounded up to the nearest whole cent).

All options to acquire Shares that are outstanding immediately before the Effective Time, whether vested or unvested, which are held by an individual who is not an employee of Move immediately before the Effective Time, will, at Parent’s election, either be assumed by Parent as described in the immediately prior paragraph or be cancelled at the Effective Time. If Parent elects to cancel these options, then (i) the holder will receive a cash payment in respect of each Share relating to a cancelled option in an amount equal to the excess, if any, of the Merger Consideration over the per-Share exercise price of the option and (ii) any option that has a per-Share exercise price which equals or exceeds the Merger Consideration will be cancelled at the Effective Time without the payment of any consideration.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What will happen to my restricted stock units that relate to Shares of Move common stock?

The Merger Agreement provides that each restricted stock unit in respect of Shares (“RSU”) that is outstanding immediately before the Effective Time, whether vested or unvested, will automatically be assumed by Parent. Each assumed RSU will continue to have the same terms and conditions as applied to the RSU immediately before the Effective Time, except that the assumed RSU will be converted into the right to receive a number of whole shares of Class A Common Stock of Parent (rounded to the nearest whole share) equal to the product of (A) the number of Shares to which the RSU related immediately prior to the Effective Time and (B) the Equity Award Exchange Ratio.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What will happen to my restricted Shares of Move common stock?

The Merger Agreement sets forth the terms and conditions that apply to all restricted Shares that are outstanding immediately prior to the Effective Time.

All restricted Shares that are outstanding immediately before the Effective Time and held by an individual who is an employee of Move immediately before the Effective Time will be automatically assumed by Parent at the Effective Time. Each assumed restricted share will continue to have the same terms and conditions as applied to the restricted share immediately before the Effective Time, except that the assumed restricted shares will be converted into a number of restricted shares of Class A Common Stock of Parent (rounded to the nearest whole share) equal to the product of (A) the number of Shares to which the assumed restricted share related immediately before the Effective Time and (B) the Equity Award Exchange Ratio.

Each restricted Share that is outstanding immediately before the Effective Time, whether or not vested, and held by an individual who is a non-employee director of Move immediately before the Effective Time will be automatically cancelled at the Effective Time in exchange for a cash payment equal to the Merger Consideration.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger to U.S. Holders (as defined therein).

Who should I call if I have questions about the Offer?

You may call Georgeson Inc. toll-free at 866-482-4931. Banks and brokers may call toll-free at the same number. Georgeson Inc. is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Move, Inc.:

Magpie Merger Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned indirect subsidiary of News Corporation, a Delaware corporation (which we refer to as “Parent”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Move, Inc., a Delaware corporation (which we refer to as “Move” or the “Company”), at a purchase price of $21.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of September 30, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Move. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver (to the extent permitted by applicable law) of certain conditions, Purchaser will be merged with and into Move (the “Merger”), with Move continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a wholly owned indirect subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) in the treasury of Move or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares will be canceled and will cease to exist, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $21.00 per Share or any greater per Share price paid in the Offer, without interest thereon and subject to any required withholding taxes. As a result of the Merger, Move will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Move stock options and restricted stock units in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction or waiver (to the extent permitted by applicable law and the Merger Agreement) of (i) the Minimum Condition, (ii) the HSR Condition, (iii) the Governmental Entity Condition, (iv) the Litigation Condition, and (v) the Operating Agreement Condition. The “Minimum Condition” requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered and Shares issuable in connection with the outstanding convertible notes) in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, 12:00 midnight, New York City time, on November 13, 2014 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Parent and its subsidiaries, equals one Share more than one half of all Shares outstanding (not including Shares tendered in the Offer pursuant to guaranteed delivery procedures) as of the Expiration Date. The “HSR Condition” requires that any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), shall have expired or otherwise been terminated. Under the

HSR Act, each of Parent and Move filed on October 15, 2014 a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer. The “Governmental Entity Condition” requires that there be no law or order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any governmental entity (other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger) that is in effect, and that no governmental entity shall have taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger (or to impose a condition or require a remedy that the parties are not required to accept pursuant to the Merger Agreement). The “Litigation Condition” requires that there be no pending or threatened (in writing) legal proceeding by any governmental entity that challenges or seeks to enjoin the Offer or the Merger (or to impose a condition or require a remedy that the parties are not required to accept pursuant to the Merger Agreement). Prior to the Expiration Date, the “Operating Agreement Condition” requires (i)(A) that the National Association of Realtors® (the “NAR”) and its subsidiaries shall not have delivered to Move written notice purporting to terminate the Operating Agreement, dated as of November 26, 1996 (as amended, the “Operating Agreement”), between RealSelect, Inc. (“RealSelect”) and Realtors® Information Network, Inc. (“RIN”) (whether immediately or with the passage of time) and (B) that the NAR and its subsidiaries shall not have given notice of, and there shall not have been commenced, a legal proceeding against Move or any of its subsidiaries asserting, or by Move or any of its subsidiaries relating to, any default or breach (or alleged default or breach) by Move or any of its subsidiaries under the Operating Agreement permitting the Operating Agreement to be terminated (whether immediately or with the passage of time) or, if any such notice has been delivered or received, as applicable, or legal proceeding commenced, it shall have been (ii)(A) withdrawn by the NAR or its applicable subsidiaries on a bona fide basis and not reinstated or (B) determined by the relevant judicial or arbitral process (with such determination not having been reversed or vacated) to not have been a valid termination and/or not to have permitted the Operating Agreement to be terminated, as applicable; provided, that should any such decision be subject to appeal, review, rehearing or reconsideration, then this Operating Agreement Condition shall not be deemed satisfied until any and all applicable periods for the filing of such appeal, review, rehearing or reconsideration shall have elapsed or, if such appeal, review, rehearing or reconsideration is accepted within such applicable period, then this Operating Agreement Condition shall not be deemed satisfied until the date that is five business days prior to the Outside Date (as defined in Section 1—“Terms of the Offer”) and, in any case, the Operating Agreement Condition shall not be deemed satisfied if such appeal, review, rehearing or reconsideration has resulted in the decision of such judicial or arbitral body being reversed or vacated by such date. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” The Offer is not subject to any financing condition.

The board of directors of Move (the “Move Board”), among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are advisable and fair to, and in the best interests of, Move and its stockholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby and declared the Merger Agreement and the transactions contemplated thereby advisable, in each case in accordance with the requirements of the DGCL, and (iii) resolved to recommend that the stockholders of Move accept the Offer and tender all of their Shares pursuant to the Offer.

A more complete description of the Move Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Move (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) that will be furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Background and Reasons for the Company Board’s Recommendation.”

As of the date of this Offer to Purchase, Parent and its subsidiaries beneficially own 4,902 Shares, representing less than one percent of the outstanding Shares. Move has advised Parent that, as of September 29, 2014, (i) 40,448,530 Shares were issued and outstanding, (ii) 1 share of Series A Preferred Stock was issued and outstanding, (iii) 1,789,843 Shares were subject to unvested restricted stock units (“RSUs”), (iv) 4,186,840

Shares were issuable pursuant to options to purchase Shares (“Options”) that are vested, with an exercise price no more than the Offer Price, (v) 203,893 Shares were underlying outstanding restricted stock awards (“RSAs”) and (vi) 1,932,483 Shares were reserved for issuance in respect of future awards under Move’s 2011 Incentive Plan, as amended. In accordance with the terms of the Merger Agreement, the Minimum Condition will be satisfied if, prior to the Expiration Date, there have been validly tendered and not validly withdrawn that number of Shares that, when added to the Shares then owned by Parent and its subsidiaries, equals one Share more than one half of all Shares then outstanding (not including Shares tendered in the Offer pursuant to guaranteed delivery procedures and Shares issuable in connection with the outstanding convertible notes).

In connection with the execution of the Merger Agreement, the NAR entered into a Tender and Support Agreement, dated as of September 30, 2014, with Parent and Purchaser (the “NAR Support Agreement”). Subject to the terms and conditions of the NAR Support Agreement, the NAR agreed, among other things, to tender, pursuant to the Offer, 756,410 Shares representing in the aggregate approximately 1.87% of Move’s total outstanding Shares and, subject to certain exceptions, not to transfer any of those Shares that are subject to the NAR Support Agreement.

In connection with the execution of the Merger Agreement, Steven H. Berkowitz and James S. Caulfield, the chief executive officer and the executive vice president, general counsel and secretary, respectively, of Move (collectively, the “Supporting Executives”; and together with the NAR, the “Supporting Stockholders”) have entered into Tender and Support Agreements, dated as of September 30, 2014, with Parent and Purchaser (the “Executive Support Agreements”). Subject to the terms and conditions of the Executive Support Agreements, the Supporting Executives agree, among other things, to tender, pursuant to the Offer, 191,132 Shares representing in the aggregate approximately 0.47% of Move’s total outstanding Shares and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Executive Support Agreements.

As of September 30, 2014, the Supporting Stockholders owned a number of Shares equal to approximately 2.34% of the issued and outstanding Shares. The NAR Support Agreement terminates in the event Move terminates the Merger Agreement due to a Superior Proposal (as defined in “—No Solicitation” below) or if both Parent and Move announce that the Merger Agreement has been terminated. The Executive Support Agreements terminate if the Merger Agreement is validly terminated.

Pursuant to the Merger Agreement, the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time will consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and the officers of the Surviving Corporation will consist of the officers of Purchaser immediately prior to the Effective Time.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer and the conditions to the Merger under the Merger Agreement are satisfied or waived (to the extent permitted by applicable law), Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the need for any vote of the stockholders of Move.

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Move will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer which shall occur on November 14, 2014, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” and the date and time at which such Offer Closing occurs is referred to as the “Acceptance Time.”

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition, the HSR Condition, the Governmental Entity Condition, the Litigation Condition, the Operating Agreement Condition and the other conditions described in Section 15 — “Conditions of the Offer.”

We have agreed in the Merger Agreement that, subject to our right to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, for successive periods (the length of such period to be determined by Purchaser) of not more than 20 business days each (or for such longer period as Parent, Purchaser and the Company may agree) if at any scheduled Expiration Date any Offer Condition (as defined in the summary term sheet above) has not been satisfied or waived, in order to permit the satisfaction of the Offer Conditions in accordance with the terms of the Merger Agreement and (ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or rules of the NASDAQ Stock Market (“NASDAQ”) applicable to the Offer or the Schedule TO (as defined in Section 8—“Certain Information Concerning Parent and Purchaser”). If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares. Purchaser will not be required, or permitted without the Company’s consent, to extend the Offer beyond December 31, 2014 (the “Outside Date”) (except that the Outside Date may be extended to (i) March 30, 2015 if the HSR Condition (as defined below) is the only Offer Condition not yet satisfied or waived (other than the Minimum Condition and the Operating Agreement Condition) by such date) and (ii) the date that is three months after the then-applicable Outside Date if the Operating Agreement Condition is the only Offer Condition not yet satisfied or waived (other than the Minimum Condition) by the then-applicable Outside Date (after giving effect to clause (i)).

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any Offer Condition (other than the Minimum Condition) or modify the terms of the Offer. However, without the consent of Move, we are not permitted to (i) other than in the case of any equitable adjustment relating to any reclassification, stock split, stock dividend or recapitalization by the Company, decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions or amend any Offer Condition in a manner that is adverse to the holders of Shares, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is adverse to the holders of Shares, (vi) extend or otherwise change the Expiration Date except as required or permitted by the terms of the Merger Agreement or (vii) provide a “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expect that there will not be a “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may extend the Outside Date and/or terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

As soon as practicable following the Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Move pursuant to Section 251(h) of the DGCL.

Move has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Move and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver, to the extent permitted by applicable law, of all the conditions to the Offer set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for accepted Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3—“Procedures for Tendering Shares”) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

On the terms of and subject to the Offer Conditions, promptly after the Expiration Date of the Offer, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn on or prior to the Expiration Date of the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•	the certificates for all such validly tendered Shares (or a Book-Entry Confirmation into the Depositary’s account at DTC), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three (3) NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution (as defined below) in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, the Depositary, Georgeson Inc., as the information agent (the “Information Agent”), or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Company’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Move in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. Holders (as defined in Section 5—“Certain United States Federal Income Tax Consequences”) that do not otherwise establish an exemption should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”), the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Foreign stockholders should submit an appropriate and properly completed IRS Form W-8 in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Except as set forth in this Section 4, tenders of Shares made in the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the end of the day, 12:00 midnight, New York City time, on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 14, 2014, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

In the event we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

5.	Certain United States Federal Income Tax Consequences.

The following is a general summary of certain United States federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) of Move whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are exchanged for cash pursuant to the Merger. The summary is based on current provisions of the Code, applicable U.S. treasury regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders who hold Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, this summary does not address any foreign, state or local or non-income tax consequences (such as estate or gift tax consequences). Further, this summary does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, S corporations, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, and stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, or otherwise as compensation).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

If a partnership, or another entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Merger on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and changes in any laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of any withholding taxes) and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by an individual is generally taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations.

If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ under the symbol “MOVE.” Move advised Parent that, as of September 29, 2014, there were 40,448,530 Shares outstanding, 1,789,843 Shares in respect of unvested restricted stock units and 4,186,840 Shares were issuable pursuant to Options with an exercise price no more than the Offer Price.

Move does not pay cash dividends on the Shares and, under the terms of the Merger Agreement, Move is not permitted to declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any Move securities (including the Shares) or set a record date therefor. If we acquire control of Move, we currently intend that no dividends will be declared on the Shares prior to the Effective Time.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period since January 1, 2012, as reported on NASDAQ.

	High	Low
Year Ended December 31, 2012
First Quarter	$10.06	$6.36
Second Quarter	9.99	7.84
Third Quarter	9.57	7.69
Fourth Quarter	8.86	6.92
Year Ended December 31, 2013
First Quarter	$12.12	$7.64
Second Quarter	13.11	9.91
Third Quarter	17.01	12.56
Fourth Quarter	18.36	14.45
Year Ending December 31, 2014
First Quarter	$16.15	$11.38
Second Quarter	15.46	9.47
Third Quarter	21.13	13.54
Fourth Quarter (through October 14, 2014)	21.03	20.85

On September 29, 2014, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $15.29. On October 14, 2014, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $20.94. The Offer Price represents a 37% premium over the September 29, 2014 closing stock price, and approximately a 36% premium to the 30-day average closing stock price of $15.43 per share.

The high sales price for the third quarter of 2014 occurred on September 30, 2014, after the announcement of the Merger Agreement.

7.	Certain Information Concerning Move.

Except as specifically set forth herein, the information concerning Move contained in this Offer to Purchase has been taken from or is based upon information furnished by Move or its representatives to Parent or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Move’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We do not assume any responsibility for the accuracy or completeness of the information concerning Move or for any failure by Move to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Move was incorporated in Delaware in 1993 under the name of InfoTouch Corporation with the objective of establishing an interactive network of real estate “kiosks” for consumers to search for homes. In 1996, Move began to develop the technology to build and operate real estate related Internet sites. In 1996, Move entered into a series of agreements with the NAR and several investors and transferred technology and assets to a newly-formed subsidiary, which ultimately became RealSelect. RealSelect in turn entered into a number of formation agreements with, and issued cash and common stock representing a 15% ownership interest in RealSelect to, the NAR in exchange for the rights to operate the realtor.com® website and pursue commercial opportunities relating to the listing of real estate on the Internet. In February 1999, InfoTouch Corporation changed its name to Homestore.com, Inc. Substantially all of the NAR’s ownership interest in RealSelect was exchanged for stock in a new parent company, Homestore.com, Inc., in August 1999. Move’s initial operating activities primarily consisted of recruiting personnel, developing its website content and raising its initial capital. Move began actively marketing its advertising products and services to real estate professionals in January 1997. Move changed its name to Homestore, Inc. in May 2002 and to Move, Inc. in June 2006. Move’s principal offices are located at 10 Almaden Blvd., San Jose, California 95113 and its telephone number is (408) 558-7100. The following description of Move and its business has been taken from Move’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and is qualified in its entirety by reference to such Form 10-K.

Move provides consumers with a combination of breadth, depth and accuracy of information about homes for sale, new construction, homes for rent, multi-family rental properties, senior living communities, home financing, home improvement and moving resources. Through realtor.com®, consumers have access to over 100 million properties across the U.S. as well as properties for sale from another 36 countries worldwide. Move’s for-sale listing content, comprising over 4 million properties as of December 31, 2013, and accessible in 11 different languages, represents the most comprehensive, accurate and up-to-date collection of its kind, online or offline. Through realtor.com® and Move’s mobile applications, Move displays more than 98% of all for-sale properties listed in the U.S. Move sources this content directly from its relationships with more than 800 multiple listing services (“MLSs”) across the country, which represents nearly all MLSs, with approximately 90% of the active listings updated every 15 minutes and the remaining listings updated daily.

In addition to providing an industry-leading content mix, Move facilitates connections and transactions between consumers and real estate professionals. Through realtor.com®, Move aggregates and displays real estate listings on such website and on its mobile application. Through ListHubTM, Move aggregates, syndicates and displays real estate listings across the web and on mobile applications. At the same time, Move is committed to delivering valuable connections, advertising systems and productivity and lead management tools to real estate professionals, with the goal of helping to make them more successful. By combining realtor.com® advertising systems with the productivity and lead management tools offered through its Top Producer® and certain TigerLead® products, Move is able to help grow and enrich connections between its customers and consumers, and to help its customers better manage those connections in an effort to facilitate transactions and grow their business.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Move is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Move’s directors and officers, their remuneration, stock options granted to them, the principal holders of Move’s securities, any material interests of such persons in transactions with Move and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 24, 2014 and distributed to Move’s stockholders on April 30, 2014. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Move, that file electronically with the SEC.

8.	Certain Information Concerning Parent and Purchaser.

Parent and Purchaser. Parent was originally formed in Delaware on December 11, 2012 as New Newscorp LLC to hold certain businesses of its former parent company, Twenty-First Century Fox, Inc. (formerly named News Corporation) (“21st Century Fox”), consisting of newspapers, information services and integrated marketing services, digital real estate services, book publishing, digital education and sports programming and pay-TV distribution in Australia. Parent was subsequently converted to New Newscorp Inc, a Delaware corporation, on June 11, 2013. On June 28, 2013, Parent completed the separation of its businesses (the “Separation”) from 21st Century Fox. As of the effective time of the Separation, all of the outstanding shares of Parent were distributed to 21st Century Fox stockholders based on a distribution ratio of one share of Parent Class A or Class B Common Stock for every four shares of 21st Century Fox Class A or Class B Common Stock, respectively, held of record as of June 21, 2013. In connection with the Separation, Parent assumed the name “News Corporation.” Parent is a global diversified media and information services company that creates and distributes authoritative and engaging content to consumers and businesses throughout the world.

Purchaser is a Delaware corporation formed on September 5, 2014 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Move will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned indirect subsidiary of Parent.

Parent’s principal executive offices are located at 1211 Avenue of the Americas, New York, New York, 10036, and its telephone number at this location is (212) 416-3400.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

As of the date of this Offer to Purchase, Parent and its subsidiaries own of record 4,902 Shares, representing less than one percent of the outstanding Shares. Parent purchased such Shares on June 30, 2014.

Except as provided in the Merger Agreement, the NAR Support Agreement, the Executive Support Agreements or as otherwise described in this Offer to Purchase, (i) none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement, the NAR Support Agreement, the Executive Support Agreements or as otherwise described in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Move (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Move or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Move or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

We believe the financial condition of Parent and Purchaser is not relevant to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer because (i) the Offer is being made for all outstanding Shares solely for cash; (ii) the Offer is not subject to any financing condition; (iii) Parent’s available cash on its consolidated balance sheet is sufficient to purchase all Shares tendered pursuant to the Offer; and (iv) if we consummate the Offer and the conditions to the Merger are satisfied or waived (to the extent permitted by applicable law), we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price).

Parent and Purchaser estimate that the total amount of funds required to consummate the Offer and the Merger, to provide funding for the payment in respect of outstanding RSAs held by Move’s non-employee directors and to repay certain indebtedness of Move is approximately $985 million, plus related fees and expenses. Parent and Purchaser will fund such cash requirements with available cash from Parent’s consolidated balance sheet. As of June 30, 2014, Parent had approximately $3.145 billion of cash and cash equivalents.

10.	Background of the Offer; Past Contacts or Negotiations with Move.

The following is a description of material contacts between representatives of Parent or Purchaser and representatives of Move that resulted in the execution of the Merger Agreement. For a review of Move’s additional activities, please refer to Move’s Schedule 14D-9 that will be filed with the SEC and mailed to all Move stockholders.

Parent’s management has regularly evaluated its business and plans and considered a variety of transactions to enhance Parent’s business, including acquisitions of other companies. As part of this process, Parent has reviewed potential acquisition candidates in the online real estate business. During the course of this review, Parent determined that acquiring Move would complement its business.

At Parent’s request, on October 5, 2013, Mr. Robert Thomson, Parent’s Chief Executive Officer, and Mr. Bedi Singh, Parent’s Chief Financial Officer, met with Mr. Steve Berkowitz, Move’s Chief Executive Officer, and Ms. Rachel Glaser, Move’s Chief Financial Officer, to discuss a potential strategic transaction.

On October 18, 2013, Mr. Rupert Murdoch, Executive Chairman of Parent, and Mr. Singh met with Mr. Berkowitz to further discuss a potential strategic transaction.

The parties entered into a confidentiality agreement on October 21, 2013 (the “Confidentiality Agreement”), which contained a customary standstill provision, before meetings later that day and the following day in which various members of Parent’s and Move’s respective management teams engaged in preliminary diligence discussions regarding Move’s business, and Move’s management provided detailed financial projections to Parent.

On October 31, 2013, Mr. Thomson and Mr. Singh met with Mr. Hanauer and Mr. Berkowitz to further discuss the parties’ perspectives on the online real estate business and the critical role of Realtors®.

On November 20, 2013, various members of Parent’s and Move’s respective management teams engaged in further preliminary diligence discussions regarding Move, including with respect to Move’s 2013 operating plan and business and financial overview.

On December 4, 2013, Parent’s board of directors (the “Parent Board”) held a meeting, at which representatives of the Parent’s management team reported on the potential for an investment in Move. At this meeting, the Parent Board authorized Parent’s management to continue discussions with Move.

In early December 2013, Joe Hanauer, the Chairman of the Move Board, Mr. Murdoch and Mr. Thomson met to discuss a possible transaction. Two days later Mr. Hanauer, Mr. Murdoch, Mr. Thomson and two other Parent executives met with representatives of the NAR to discuss the possibility of a transaction. As a result of these meetings, members of Parent’s senior management told members of Move’s management that they would potentially discuss a possible transaction between the parties at a meeting of the Parent Board later in December and that a non-binding indication of interest might be delivered following that meeting.

On January 6, 2014, Mr. Hanauer met with Mr. Thomson, at which time Mr. Thomson informed Mr. Hanauer that Parent would not be moving forward at that time; however, his hope was that there would be interest in pursuing a potential transaction in the future.

From time to time following the meeting between Messrs. Hanauer and Thomson in January 2014, Mr. Thomson would contact Mr. Hanauer to discuss the online real estate market and to reiterate the hope that there would be interest on Parent’s part in pursuing a potential transaction in the future.

On June 2, 2014, Messrs. Hanauer and Thomson met at Mr. Thomson’s request, and Mr. Thomson informed Mr. Hanauer that he would meet with Parent’s directors to assess their interest in a potential transaction.

On June 5, 2014, Mr. Thomson phoned Mr. Hanauer to say he had informal discussions with certain of Parent’s directors and there was an interest in restarting discussions regarding a possible transaction.

Throughout the months of June and July 2014, certain representatives of Parent’s management team met with representatives from Goldman Sachs, Parent’s financial advisor, to discuss and plan for a potential proposal to acquire Move.

On June 25, 2014, Mr. Thomson and Mr. Hanauer discussed the possibility of Parent purchasing a minority equity interest in Move. On June 30, 2014, Parent and Move amended the Confidentiality Agreement to permit Parent to acquire up to 4.9% of the outstanding common stock of Move. Shortly thereafter, Parent acquired 4,902 Shares at an average price of $14.76 per Share.

Conversations ensued between Messrs. Thomson and Hanauer over the following weeks with Mr. Thomson advising Mr. Hanauer of his discussions with the Parent Board and Parent’s interest in moving forward with a potential transaction.

On August 6, 2014, the Parent Board held a meeting, at which certain representatives from Parent’s management, REA Group Limited (“REA”) and Goldman Sachs provided an updated overview of current industry trends and the opportunity to potentially acquire Move. The Parent Board authorized certain representatives of Parent’s management to deliver a non-binding indication of interest to Move.

At a meeting on August 8, 2014, Mr. Thomson provided Mr Hanauer with a non-binding indication of interest which contemplated the acquisition of Move for $17 per share in cash. Messrs. Thomson and Hanauer then discussed the proposed transaction.

On August 11, 2014, following a meeting of the Move Board, Mr. Hanauer contacted Mr. Thomson and reported that the Move Board was receptive to continuing discussions, but indicated that the proposed price was insufficient.

On August 12, 2014 Mr. Thomson spoke with Mr. Hanauer and indicated that Parent could offer as much as $19.50 per share, but would not be able to offer more. Representatives of Morgan Stanley and Goldman Sachs spoke later that day regarding Parent’s proposal. Morgan Stanley communicated that the Move Board might be willing to consider a proposal in the “mid-$20s” per share and requested that any definitive agreement include a “go shop” provision.

Representatives of Goldman Sachs responded to representatives of Morgan Stanley on August 12, indicating the maximum price Parent would pay would be $20 per share and that Parent would reject a request for a “go shop” provision, but would require a “no shop” provision with customary exceptions, as well as customary termination rights and break-up fees.

Later that day, Mr. Hanauer discussed Parent’s proposal with Mr. Thomson.

From August 13 through 15, 2014, representatives from Parent, Move, Goldman Sachs and Morgan Stanley continued to engage in discussions regarding the proposed price, other terms of the proposal and process.

On August 16, 2014, Morgan Stanley communicated to Goldman Sachs a revised proposal from Move of $21 per share with a customary “no shop” provision and customary termination fee payable by Move under certain circumstances.

On August 18, 2014, the Parent Board held a meeting, at which Goldman Sachs presented its preliminary financial analysis of the potential acquisition of Move, and the Parent Board authorized Parent to deliver a revised non-binding indication of interest contemplating the acquisition of Move at a price of $21 per share subject to satisfactory completion of customary due diligence and the satisfactory negotiation of definitive transaction agreements.

Later that day, Mr. Hanauer spoke with Mr. Thomson regarding Move’s latest proposal. Mr. Thomson indicated that Parent anticipated revising its proposal to $21 per share with a customary “no-shop” provision.

Subsequent to such call, representatives of Morgan Stanley and Goldman Sachs discussed the revised proposal, the proposed timetable leading up to the signing of definitive agreements and due diligence.

Parent submitted a revised non-binding indication of interest on August 19, 2014 contemplating a price of $21 per share.

On August 20, 2014, representatives of Move and Parent held a call to commence the due diligence process. Between August 20, 2014 and September 30, 2014, the parties and their respective legal and financial advisors engaged in diligence discussions, and Move provided Parent and its advisors with certain confidential material in connection with Parent’s diligence review of Move.

On August 25, 2014, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), outside counsel to Parent, delivered a first draft of the Merger Agreement to Cooley LLP (“Cooley”), outside counsel to Move. From August 25, 2014 through the execution of the Merger Agreement on September 30, 2014, the parties and their respective legal and financial advisors negotiated the terms of the Merger Agreement and the other agreements related to the transaction.

On August 27, 2014, Mr. Hanauer met with Mr. Thomson, Mr. Singh and other senior executives of Parent and the NAR to discuss the transaction for the purpose of obtaining the NAR’s consent to the proposed transaction. Over the course of the next month, certain representatives of Parent and the NAR, and their respective advisors, engaged in discussions regarding the Consent Agreement, dated September 30, 2014 (the “NAR Consent”), by and among Parent, Purchaser, Move, RealSelect, the NAR and RIN and related documentation.

On August 28 and 29, 2014, representatives from Move presented a business update and financial review to representatives of Parent.

On September 3, 2014, Cooley sent a revised merger agreement to Skadden, reflecting outstanding issues including, among others, the conditions to the Offer, the amount of the termination fee, the circumstances in which the termination fee would be payable, the circumstances in which the Move Board could change its recommendation and the circumstances in which Move could terminate the Merger Agreement in order to accept a superior proposal.

From September 22 through 27, 2014, representatives of Move and Parent, and their respective advisors, discussed certain outstanding issues, including the amount of the termination fee and the conditions to the Offer.

On September 27, 2014, Mr. Hanauer, Mr. Berkowitz, Ms. Glaser, Mr. Caulfield and Mr. Thomson met in person to discuss the status of discussions with the NAR and Parent’s requirement that the Merger Agreement contain a tender offer condition relating to the Operating Agreement.

Later on September 27, 2014, the Parent Board held a meeting, at which certain members of Parent’s management provided an update on the proposed acquisition of Move, including the remaining outstanding issues, which included the amount of the termination fee and status of the Offer Condition relating to the Operating Agreement. Goldman Sachs also presented certain financial analyses with respect to Move. The Parent Board then authorized the management of Parent to enter into the Merger Agreement and other definitive agreements with respect to the acquisition of Move, in substantially the same form as those presented to the Parent Board, subject to the satisfactory resolution of the amount of the termination fee and the Offer Condition related to the Operating Agreement.

Over the course of September 27 through 29, 2014, certain representatives of Parent and Move and their respective advisors engaged in discussions with each other and with representatives of, and legal advisors to, the NAR to reach a resolution between Parent and Move as to the Offer Condition related to the Operating

Agreement, in part through further revisions to the NAR Consent. During this time, representatives from Goldman Sachs and Morgan Stanley negotiated, at the direction of their respective clients, the amount of the termination fee, which ultimately the parties agreed to be an amount of $32.5 million.

On the evening of September 29, 2014, Move indicated to Parent that its board of directors had determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were advisable and fair to, and in the best interests of, Move and its stockholders, approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommended that Move’s stockholders accept the Offer and tender all of their Shares into the Offer.

The Merger Agreement and related documents were finalized and executed prior to the commencement of trading on September 30, 2014, and Parent, Move and the NAR then jointly issued a press release announcing the execution of the Merger Agreement, the NAR Consent and related transaction agreements.

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer on or before October 15, 2014. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer.” Subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not validly withdrawn in the Offer as soon as practicable after the applicable Expiration Date, as it may be extended pursuant to the terms of the Merger Agreement, and in compliance with applicable law.

To the extent permitted by applicable law, Parent and Purchaser expressly reserve the right to waive any Offer Condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that Move’s prior written approval is required for Parent and Purchaser to:

•	other than in the case of any equitable adjustment relating to any reclassification, stock split, stock dividend or recapitalization by the Company, decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the number of Shares sought to be purchased in the Offer;

•	impose additional conditions on the Offer or amend any Offer Condition in a manner that is adverse to the holders of Shares;

•	waive or amend the Minimum Condition;

•	amend any other term of the Offer in a manner that is adverse to the holders of Shares;

•	extend or otherwise change the Expiration Date except as required or permitted by the Merger Agreement; or

•	provide a “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

The Merger Agreement contains provisions which govern the circumstances in which Purchaser is required or permitted to extend the Offer and in which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•	if, on the then-effective Expiration Date, any Offer Condition has not been satisfied or waived, Purchaser will (and Parent will cause Purchaser to) extend the Offer for successive periods of not more than twenty (20) business days each (or such longer period as Parent, Purchaser and Move may agree) in order to permit the satisfaction of the Offer Conditions.

•	Purchaser will, and Parent will cause Purchaser to, extend the Offer for any period required by any applicable law, rule, regulation, interpretation or position of the SEC or its staff or rules of the NASDAQ Stock Market applicable to the Offer.

However, Purchaser is not required to extend the Offer beyond the Outside Date and may not extend the Offer beyond the Outside Date without Move’s prior written consent.

Purchaser has agreed that it will terminate the Offer promptly upon any termination of the Merger Agreement (and in any event within one business day of such termination).

Board of Directors and Officers. Move, Parent and Purchaser will take all necessary actions to ensure that the Move Board immediately prior to the Acceptance Time will remain in place until immediately prior to the Effective Time. The board of directors and officers of the Surviving Corporation at and immediately following the Effective Time will consist of the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Move, and the separate existence of Purchaser will cease, and Move will continue as the Surviving Corporation after the Merger. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, Parent, Purchaser and Move have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the acceptance for payment of Shares pursuant to the Offer without a meeting of Move’s stockholders in accordance with Section 251(h) of the DGCL.

The certificate of incorporation and bylaws of Purchaser immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation at and immediately after the Effective Time.

The obligations of Move, Parent and Purchaser to complete the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable law) by each of the parties of the following conditions:

•	Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer;

•	that there is no law or order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Merger, by any governmental entity that is in effect, and that no governmental entity has taken any other action which continues to be in effect, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Merger; and

•	that there is no pending or threatened (in writing) legal proceeding by any governmental entity that challenges or seeks to enjoin the Merger.

Conversion of Capital Stock at the Effective Time. Shares issued and outstanding immediately prior to the Effective Time (other than Shares (i) held by Parent, Purchaser, any other wholly-owned subsidiary of Parent or any wholly-owned subsidiary of the Company and (ii) held by Move or any of its subsidiaries as treasury stock, which in each case will be canceled and cease to exist without consideration or payment, and other than Shares held by a holder who is entitled to and who exercises appraisal rights in accordance with Delaware law with respect to such Shares) will be converted at the Effective Time into the right to receive the Offer Price, without interest (the “Merger Consideration”) and subject to any withholding of taxes as required by applicable law.

Each share of Purchaser’s common stock issued and outstanding prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation, and such shares shall constitute the only outstanding shares of common stock in the Surviving Corporation.

The holders of certificates or book-entry shares which immediately prior to the Effective Time represented Shares will cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, or, with respect to Shares of a holder who exercises appraisal rights in accordance with Delaware law, the rights set forth in Section 262 of the DGCL.

Treatment of Equity Awards. The Merger Agreement sets forth the terms and conditions that apply to all equity awards that are outstanding as of the Effective Time.

All Options that are outstanding immediately before the Effective Time, whether vested or unvested, which are held by an individual who is an employee or consultant of Move immediately before the Effective Time will be automatically assumed by Parent at the Effective Time. Each assumed Option will continue to have the same terms and conditions as applied to the Option immediately before the Effective Time, except that (i) the assumed Option will be exercisable for a number of shares of Class A Common Stock of Parent (rounded down to the nearest whole share) equal to the product of (A) the number of Shares to which the assumed Option related immediately before the Effective Time and (B) the quotient of the Merger Consideration and the average closing price for a share of Parent’s common stock as reported on the NASDAQ Global Select Market (as reported in The Wall Street Journal, or, if not reported thereby, in any other authoritative source) for the five (5) consecutive trading days ending with closing date of the Merger, rounded to the nearest one ten thousandth (the “Equity Award Exchange Ratio”) and (ii) the per share exercise price for the shares of Class A Common Stock of Parent issuable upon the exercise of the assumed Option will be equal to the quotient of (A) the per-Share exercise price of the assumed Option immediately before the Effective Time and (B) the Equity Award Exchange Ratio (rounded up to the nearest whole cent).

All Options to acquire Shares that are outstanding immediately before the Effective Time, whether vested or unvested, which are held by an individual who is not an employee or consultant of Move immediately before the Effective Time will, at Parent’s election, either be assumed by Parent as described in the immediately prior paragraph or cancelled at the Effective Time. If Parent elects to cancel these Options then (i) the holder will receive a cash payment in respect of each Share relating to a cancelled Option in an amount equal to the excess, if any, of the Merger Consideration over the per-Share exercise price of the Option, with payment subject to applicable tax withholding and paid without interest and (ii) any Option that has a per-Share exercise price which equals or exceeds the Merger Consideration will be cancelled at the Effective Time without the payment of any consideration.

Each RSU that is outstanding immediately before the Effective Time, whether vested or unvested, will automatically be assumed by Parent. Each assumed RSU will continue to have the same terms and conditions as applied to the RSU immediately before the Effective Time, except that the assumed RSU will be converted into the right to receive a number of whole shares of Class A Common Stock of Parent (rounded down to the nearest whole share) equal to the product of (A) the number of Shares to which the RSU related immediately prior to the Effective Time and (B) the Equity Award Exchange Ratio.

All restricted Shares that are outstanding immediately before the Effective Time and held by an individual who is not a non-employee director of Move immediately before the Effective Time will be automatically assumed by Parent at the Effective Time. Each assumed restricted share will continue to have the same terms and conditions as applied to the restricted share immediately before the Effective Time, except that the assumed restricted shares will be converted into a number of restricted shares of Class A common stock of Parent (rounded to the nearest whole share) equal to the product of (A) the number of Shares to which the assumed restricted share related immediately before the Effective Time and (B) the Equity Award Exchange Ratio.

Each restricted Share that is outstanding immediately before the Effective Time and held by an individual who is a non-employee director of Move immediately before the Effective Time will automatically vest and be cancelled at the Effective Time in exchange for a cash payment equal to the Merger Consideration less any applicable taxes.

Representations and Warranties. This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Purchaser or Move, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure letter delivered by Move to Parent in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In the Merger Agreement, Move has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing and qualification, power and authority;

•	capitalization and subsidiaries;

•	authority to enter into the Merger Agreement;

•	required consents and approvals, and no violations of organizational documents or material contracts;

•	SEC filings, financial statements and the absence of undisclosed liabilities;

•	absence of certain changes;

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9;

•	brokers’ fees and expenses;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	the absence of litigation;

•	taxes;

•	compliance with laws and permits and licenses;

•	environmental matters;

•	intellectual property;

•	real property;

•	material contracts;

•	insurance;

•	compliance with anti-corruption and anti-bribery laws;

•	related party transactions;

•	the opinion of its financial advisor;

•	state takeover statutes; and

•	Rule 14d-10 matters.

Some of the representations and warranties in the Merger Agreement made by Move are qualified by “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means (i) any effect, state of facts, condition, circumstance, change, event, development or occurrence that, individually or in the aggregate with all other such effects, states of facts, conditions, circumstances, changes, events, developments or occurrences, (A) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets or results of operations of the Company and its subsidiaries, taken as a whole, or (B) has prevented, or would reasonably be expected to prevent, the consummation by the Company of the Offer or the Merger or (ii) any valid termination of the Operating Agreement (under circumstances in which there does not exist a related pending legal proceeding) or final, non-appealable order (or other order that is not timely appealed) by a court of competent jurisdiction or arbitral body shall have been issued determining that the Operating Agreement has been validly terminated or is then terminable by the NAR or any of its subsidiaries. Clause (i)(A) of the definition of “Material Adverse Effect” excludes the following, either alone or in combination, from constituting or being taken into account in determining whether there has been a Material Adverse Effect:

(I) changes in general economic, credit, capital or business or financial markets in the United States, including with respect to interest rates or currency exchange rates;

(II) any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism;

(III) any change after the date hereof in applicable law or GAAP (or authoritative interpretation or enforcement thereof);

(IV) general conditions in the online real estate services industry;

(V) the failure, in and of itself, of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics, or changes in the market price or trading volume of Shares or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Material Adverse Effect if not otherwise excluded);

(VI) the execution and delivery of the Merger Agreement or the consummation or pendency of the transactions contemplated thereby, or the public announcement thereof (other than certain specified exceptions);

(VII) other than actions or omissions taken in accordance with the interim operating covenants, actions or omissions expressly required by the Merger Agreement; and

(VIII) the identity of Parent;

except, in the cases of the foregoing clauses (I), (II), (III), or (IV), if the Company is disproportionately adversely affected thereby as compared with other participants in the online real estate services industry.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to Move with respect to:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9;

•	authority to enter into the Merger Agreement;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	absence of litigation;

•	non-classification of Parent, Purchaser and their affiliates as interested stockholders;

•	sufficient funds to satisfy obligations under the Merger Agreement; and

•	broker’s fees and expenses.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or the ability to consummate the transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger. Move has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, except as expressly required by the Merger Agreement, disclosed prior to execution of the Merger Agreement in Move’s confidential disclosure letter, agreed in writing by Parent or as required by law, Move will, and will cause each of its subsidiaries to, (i) conduct their respective business and operations in the ordinary course of business consistent with past practice, (ii) use their respective reasonable best efforts to (A) preserve substantially intact their respective business organization, (B) preserve their respective material assets, rights and properties in good repair and condition, (C) preserve satisfactory business relationships and goodwill with their respective material customers, advertisers, suppliers, licensors, licensees, distributors, wholesalers, lessors and others having business dealings with the Company or any of its subsidiaries, and any governmental entity that has jurisdiction over Move or any of its subsidiaries, and (D) prepare and file any required regulatory filings on a timely basis consistent with past practice; and (iii) comply in all material respects with all applicable laws.

Move has further agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, except as (i) disclosed prior to execution of the Merger Agreement in Move’s confidential disclosure letter, (ii) expressly required by the Merger Agreement, (iii) required by applicable law or (iv) consented to in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed), Move will not, and will cause its subsidiaries not to, among other things and subject to specified exceptions (including specified ordinary course exceptions):

•	issue, deliver or sell any securities of the Company, other than Shares issuable upon exercise of the options or settlement of RSUs, in each case outstanding on the date of the Merger Agreement and in accordance with their terms as of the date of the Merger Agreement;

•	repurchase, redeem or otherwise acquire any securities of the Company or any options, warrants or other rights to acquire any such securities;

•	(i) split, combine or reclassify any securities of the Company, (ii) issue or authorize the issuance of any other securities in lieu of or in substitution for any securities of the Company or (iii) declare, set aside, make or pay any dividend or distribution on any shares of any securities of the Company or set a record date therefor;

•	make acquisitions or dispositions by means of a merger, consolidation, recapitalization or otherwise, of any business, assets or securities or engage in any sale, lease, license, sublicense, encumbrance or other disposition of assets or securities of the Company or any of its subsidiaries or any third party;

•	(i)(A) enter into, terminate or materially amend or modify specified material contracts or (B) enter into, terminate, amend of modify in any respect any material contract with the NAR or any of its subsidiaries, (ii) waive material claims under the material contracts or (iii) enter into any contract that contains a change in control or similar provision;

•	incur indebtedness for borrowed money, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, or redeem, repurchase, prepay, defease, cancel or otherwise acquire any such indebtedness, debt securities or warrants or other rights;

•	assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person other than the Company or any wholly-owned subsidiary of the Company;

•	make loans, advances or capital contributions to, or investments in, any other person other than a wholly-owned subsidiary;

•	change in any material respect any financial accounting methods, principles or practices;

•	make, revoke or change any material tax election, adopt or change any accounting method, practice or policy for tax purposes, extend or waive the statute of limitations (or file any extension or waiver request) relating to material taxes, amend any material tax return, file any claim for material refund of taxes, settle or compromise any material tax liability or refund, enter into any closing agreement affecting any tax liability or refund or file any request for rulings or special tax incentives with any governmental entity, take, or cause or permit any other person to take, any action outside the ordinary course of business that could (x) materially increase Parent’s or any of its affiliates’ liability for taxes or (y) result in, or change the character of, any material income or gain that Parent or any of its affiliates must report on any tax return;

•	amend its certificate of incorporation or bylaws or equivalent organizational and governing documents;

•	(i) increase the compensation or benefits (including equity and equity-based awards) payable or to become payable to any current or former employees, directors or individual independent contractors of Move or any of its subsidiaries; (ii) grant any increase in severance or termination pay to any of those individuals; (iii) pay or award, or commit to pay or award, any bonuses or incentive compensation (including equity and equity-based awards) to any of those individuals; (iv) enter into any new employment, offer letter, consulting, severance, retention, termination, pension, retirement or similar agreement with any of those individuals or any prospective employee, director or individual independent contractor that provides for an annual base salary in excess of $200,000 or total annual compensation in excess of $500,000; (v) establish, adopt, enter into, amend or terminate any collective bargaining agreement or benefit plan; (vi) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any current or former employees, directors or individual independent contractors of the Company or any of its subsidiaries; (vii) hire any officer or any other individual with an annual base salary in excess of $200,000 or total annual compensation in excess of $500,000; or (viii) terminate any officer, other than terminations for cause in the ordinary course of business consistent with past practice;

•	incur any capital expenditure or any obligations or liabilities in respect thereof, except for those contemplated by the Company’s capital expenditure budget;

•	settle any legal proceeding;

•	mortgage, pledge, hypothecate, grant an easement with respect to, or otherwise encumber or restrict the use of Company securities, assets or properties in any material respect, or otherwise create, assume or suffer to exist any liens thereupon except for permitted liens;

•	enter into any new line of business;

•	relinquish, abandon or permit to lapse any of its rights in Company owned intellectual property that is material to the business as currently conducted by the Company and its subsidiaries or as currently contemplated to be conducted, or with respect to the licensed “Realtor.com” trademark and service mark; or

•	authorize, offer, agree or commit, in writing or otherwise, to take any of the foregoing actions.

No Solicitation. Move agreed to, and to cause its subsidiaries and its and their respective representatives to, immediately upon execution of the Merger Agreement cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons that may have been ongoing as of the execution of the Merger Agreement with respect to a Takeover Proposal (as defined below) or potential Takeover Proposal and, except as described below, until the earlier of the Effective Time or the valid termination of the Merger Agreement, Move agreed not to, and to cause its subsidiaries and their respective representatives not to, directly or indirectly:

(i)	solicit, initiate, knowingly facilitate or knowingly encourage the submission or announcement of any inquiries, proposals or offers that constitute or would reasonably be expected to lead to any Takeover Proposal;

(ii)	provide any non-public information concerning the Company or its subsidiaries or engage in any discussions with any person in connection with any Takeover Proposal, or engage in any discussions or negotiations with respect to any Takeover Proposal;

(iii)	approve, support, adopt, endorse or recommend any Takeover Proposal;

(iv)	take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL) inapplicable to any person other than Parent and its affiliates or to any transactions constituting or contemplated by a Takeover Proposal;

(v)	otherwise cooperate with or knowingly assist or participate in any such inquiries, proposals, offers, discussions or negotiations; or

(vi)	resolve or agree to do any of the foregoing.

Move agreed to promptly instruct upon execution of the Merger Agreement each person that has executed a confidentiality agreement (other than the existing Confidentiality Agreement, dated as of October 21, 2013 (as amended, the “Confidentiality Agreement”), between Move and Parent) relating to a Takeover Proposal or potential Takeover Proposal promptly to return to Move or destroy all non-public documents and materials relating to the Takeover Proposal or to Move or any of its subsidiaries or any of its and their respective businesses, operations or affairs furnished by Move, its subsidiaries or any of their respective representatives to such person or any of its representatives.

Notwithstanding the above limitations, the Company and its representatives may in any event inform a person that has made or, to the knowledge of the Company, is considering making a Takeover Proposal of the non-solicitation provisions of the Merger Agreement. As of the date of the Merger Agreement, the Company and Parent agreed that all standstill or similar provisions in the Confidentiality Agreement shall terminate and be of no further force and effect to the extent necessary to allow Parent to effect the transaction contemplated or permitted by the Merger Agreement, provided that no provision of the Confidentiality Agreement shall limit Parent or its affiliates’ ability to take any action contemplated by the Merger Agreement.

Also, notwithstanding the above limitations, if Move receives prior to the Acceptance Time a bona fide written Takeover Proposal that did not result from a breach of the non-solicitation provisions of the Merger Agreement which the Move Board determines in good faith after consultation with Move’s outside legal and financial advisors constitutes or could reasonably be expected to result in a Superior Proposal (as defined below), then Move, upon receipt of an Acceptable Confidentiality Agreement (as defined below) executed by the third party making such Takeover Proposal, may take the following actions:

(x)

furnish information (including non-public information) to the third party making such Takeover Proposal (provided, that substantially concurrently Move makes available any nonpublic information (or access) to Parent to the extent such information or access was not previously made available to

Parent and that Move takes reasonable steps to safeguard any commercially sensitive non-public information) and

(y)	engage in discussions or negotiations with the third party regarding such Takeover Proposal.

In the case of each of clauses (x) and (y) above, prior to so furnishing such information, Move must receive from the third party an executed confidentiality and standstill agreement with terms substantially similar to and no less favorable to Move in any respect than the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”). In addition, prior to or concurrently with Move taking such actions as described in clauses (x) and (y) above, Move is required to provide written notice to Parent of the required determination of the Move Board as described above, together with (subject to the existing terms of confidentiality obligations of the Company as in place as of the date of the Merger Agreement) the identity of the person or group making such Takeover Proposal.

Move is required to notify Parent promptly (but in any event within 24 hours) of the receipt of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to any Takeover Proposal, or any initial request for non-public information concerning the Company or its subsidiaries from any person who has made or would reasonably be expected to make any Takeover Proposal, or any initial request for discussions or negotiations related to any Takeover Proposal, and (subject to the existing terms of the Company’s confidentiality obligations in place as of the date of the Merger Agreement) provide to Parent the material terms and conditions of any such inquiry, proposal, offer or request and the nature of such request, and thereafter keep Parent reasonably informed on a prompt and timely basis of the status and material details of discussions with respect thereto, including any material changes to the terms of any such inquiry, proposal, offer or request. Move is required to promptly (and, in any event, within 24 hours) provide Parent with unredacted copies of all written inquiries, requests, proposals or offers, including proposed agreements, and oral summaries of any oral inquiries, requests, proposals or offers, received by Move or its subsidiaries or its or their respective representatives, relating to a Takeover Proposal, or that Move, its subsidiaries, or its or their respective representatives delivers to any person making a Takeover Proposal.

“Takeover Proposal” means any inquiry, proposal or offer from any person or group (other than Parent or any of its subsidiaries) providing for:

•	any direct or indirect acquisition, purchase, lease or license, in a single transaction or a series of related transactions, of (i) 20% or more of the assets or the businesses of Move and its subsidiaries, taken as a whole (measured by any of the fair market value thereof, the related revenues applicable to such assets or the related net income related to such assets, in each case, as of the date of such acquisition, purchase, lease or license), or (ii) Shares or any other Move securities, which together with any other Move securities beneficially owned by such person or group, would represent 20% or more of the outstanding Shares;

•	any tender offer or exchange offer that, if consummated, would result in any person or group beneficially owning, directly or indirectly, 20% or more of the outstanding Shares;

•	any merger, consolidation, business combination, recapitalization, share exchange or similar transaction involving the Company pursuant to which any person or group (or the shareholders of any person) would beneficially own, directly or indirectly, 20% or more of the aggregate voting power of Move or of the surviving entity in a merger or the resulting direct or indirect parent of Move or such surviving entity or 20% or more of the assets of Move; or

•	any reorganization, recapitalization, extraordinary dividend, liquidation, dissolution or any other similar transaction involving Move.

“Superior Proposal” means any bona fide written Takeover Proposal received after the date of the Merger Agreement that the Move Board determines in good faith (after consultation with its financial advisor and outside legal counsel) (i) is reasonably likely to be consummated in accordance with its terms, taking into account the legal, regulatory, financial and other aspects of such Takeover Proposal, and (ii) if consummated, would be more favorable to the stockholders of Move from a financial point of view than the Offer and the Merger, in each case taking into account the consideration, terms, conditions, timing, financing terms and all financial, legal, regulatory and other aspects of such Takeover Proposal (including the person or group making the Takeover Proposal) and of the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Parent pursuant to the terms thereof); provided, that for purposes of the definition of “Superior Proposal” references to “20%” in the definition of “Takeover Proposal” shall be deemed to be references to 50%; and provided, further, that any such Takeover Proposal shall not be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such Takeover Proposal is not committed or, in the good faith judgment of the Move Board, is not reasonably capable of being obtained by such third party.

Nothing in the Merger Agreement will prohibit Move or the Move Board from taking and disclosing to Move’s stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from issuing a “stop, look and listen” communication (as defined in Rule 14d-9(f) promulgated under the Exchange Act) pending disclosure of its position thereunder, and the issuance of any such communication shall not, in and of itself, constitute an Adverse Recommendation Change for purposes of the Merger Agreement. However, Move will not be permitted to effect an Adverse Recommendation Change (as defined below) without complying with its obligations described in “—Changes of Recommendation” below.

Changes of Recommendation. As described above, and subject to the provisions described below, the Move Board has determined to recommend that the stockholders of Move accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “Move Board recommendation.” The Move Board also agreed to include the Move Board recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, neither the Move Board nor any committee thereof may:

(i)	withdraw or rescind (or modify or qualify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw or rescind (or modify or qualify in a manner adverse to Parent or Purchaser), the Move Board recommendation or the findings or conclusions of the Move Board referred to in the Merger Agreement;

(ii)	approve or recommend the adoption of, or publicly propose to approve, declare the advisability of or recommend the adoption of, any Takeover Proposal;

(iii)	cause or permit Move to execute or enter into, any agreement related to any Takeover Proposal or requiring Move to abandon, terminate, delay or fail to consummate the transactions contemplated by the Merger Agreement, except for any Acceptable Confidentiality Agreement;

(iv)	publicly propose or announce an intention to take any of the foregoing actions;

(v)	following the date any Takeover Proposal (other than any tender or exchange offer relating to Move’s securities (other than the Offer)) or any material modification thereto is first made public or sent or given to the stockholders of the Company or received by the Company, fail to issue a press release publicly (a) reaffirming its recommendation of the Merger Agreement, the Offer and the Merger, and (b) rejecting and not recommending such Takeover Proposal within five business days (or, if earlier, prior to the Acceptance Time) following Parent’s written request to do so (which request may only be made once with respect to any such Takeover Proposal and each material modification thereto);

(vi)	withhold or fail to include the Move Board recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders; or

(vii)

following the commencement of any tender or exchange offer relating to the Company’s securities (other than the Offer), fail to issue a press release publicly announcing within 10 business days of such commencement that the Company recommends rejection of such tender or exchange offer and reaffirming its recommendation of the Merger Agreement, the Offer and the Merger (any action described in the foregoing paragraphs (i) through (vi) and this paragraph (vii) is referred to as an “Adverse Recommendation Change”).

However, at any time prior to the Acceptance Time, the Move Board may, subject to compliance with other provisions summarized under “—No Solicitation” and “—Changes of Recommendation” above, effect an Adverse Recommendation Change in response to a Superior Proposal. However, such action may only be taken if:

(i)	the Move Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with the exercise of its fiduciary duties under applicable law;

(ii)	the Move Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the applicable Takeover Proposal constitutes a Superior Proposal and that it intends to accept or recommend such Superior Proposal;

(iii)	Move has provided prior written notice to Parent, at least four business days prior to effecting any Adverse Recommendation Change, of its intent to take such action, specifying the reasons therefor (a “Notice of Intended Recommendation Change”) and including a copy of the proposed acquisition agreement and other documents related to such Superior Proposal;

(iv)	if requested by Parent, Move negotiates and causes its subsidiaries and its and their representatives to, after providing any such Notice of Intended Recommendation Change, negotiate with Parent in good faith during any such four business day period after such Notice of Intended Recommendation Change to amend the terms and conditions of the Merger Agreement and the other agreements contemplated thereby such that the Superior Proposal no longer constitutes a Superior Proposal and at the end of such four business day period (as it may be extended pursuant to the following proviso) the Move Board again makes the determinations described in paragraphs (i) and (ii) above with respect to such Superior Proposal;

(v)	in the event that there is any material amendment to the terms of any such Superior Proposal (provided, that any revision to the amount, form or mix of consideration Move’s stockholders would receive as a result of such Superior Proposal shall be deemed to be a material amendment), Move is required to notify Parent of such material revision and the negotiating period referred to above will be extended until at least three business days after the time Move provides such notification to Parent of any such material revision and the Move Board will not be allowed to make an Adverse Recommendation Change prior to the end of any such period as so extended; and

(vi)	in the event that Parent offers amendments to the Merger Agreement and other agreements contemplated thereby prior to 8:00 p.m. New York time on the last day of the applicable period described above, the Move Board will consider such amendments in good faith and will determine in good faith (after consulting with its outside legal counsel and financial advisors) that the Move Board’s failure to effect an Adverse Recommendation Change or terminate the Merger Agreement pursuant to “—Termination” below would be inconsistent with its exercise of its fiduciary duties.

In addition, the Move Board may, at any time prior to the Acceptance Time, make an Adverse Recommendation Change if:

(i) if there arises after the date of the Merger Agreement a material event, material development or material change in circumstances that was not known by Move or the Move Board as of the date of the Merger Agreement and does not relate to any Takeover Proposal or the terms and conditions of the Merger Agreement, and which event, development or change in circumstance, or any material consequences thereof, becomes known to the Move Board prior to the Acceptance Time (an “Intervening Event”);

(ii) no director had knowledge, as of the date of the Merger Agreement, that such Intervening Event was reasonably foreseeable or reasonably likely to occur after the date of the Merger Agreement;

(iii) Move provides Parent, at least two business days prior to any meeting at which the Move Board will consider and determine whether such Intervening Event may require Move to make an Adverse Recommendation Change, with written notice of the date and time of such meeting, the reasons for holding the meeting and a description of the Intervening Event;

(iv) the Move Board determines in good faith, after consulting with its financial advisors and outside legal counsel, that, in light of such Intervening Event, the failure to make an Adverse Recommendation Change is inconsistent with the Move Board’s exercise of its fiduciary duties;

(v) no Adverse Recommendation Change has been made for three business days after receipt by Parent of a written notice from Move confirming that the Move Board has determined that the failure to make such Adverse Recommendation Change in light of such Intervening Event is inconsistent with the Move Board’s exercise of its fiduciary duties;

(vi) if Parent requests during such five business day notice period, Move engages in good faith negotiations with Parent to amend the Merger Agreement such that failure to make an Adverse Recommendation Change as a result of such Intervening Event is consistent with the Move Board’s exercise of its fiduciary duties; and

(vii) at the time of any Adverse Recommendation Change, the Move Board determines in good faith, after taking into account the advice of Move’s independent financial advisor and the advice of Move’s outside legal counsel, that the failure to make an Adverse Recommendation Change would still be inconsistent with the Move Board’s exercise of its fiduciary duties in light of such Intervening Event (taking into account any changes to the Merger Agreement’s terms proposed by Parent as a result of negotiations required by clause (vi)).

“Intervening Event” shall not include or take into account the following in determining the existence of an Intervening Event: (a) the fact that Move meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period, or changes after the date of the Merger Agreement in the market price or trading volume of the common stock; (b) the reasonably foreseeable consequences of the announcement of the Merger Agreement; or (c) any event, fact, circumstance or combination or series thereof relating to or involving Parent, including declines in the market price or trading volume of Parent’s stock.

Access to Information. During the period from the date of the Merger Agreement continuing until the earlier of the valid termination of the Merger Agreement or the Effective Time, subject to the requirements of applicable law, Move shall, and shall cause its subsidiaries to, (i) provide Parent, Purchaser and their authorized officers, employees, accountants, investment bankers, counsel and other representatives reasonable access during regular business hours upon reasonable notice to Move’s employees, offices, data centers and other facilities, and to the books, contracts, commitments and records of Move and its subsidiaries, as Parent or Purchaser may reasonably request; (ii) furnish Parent and Purchaser with such financial and operating data and other information with respect to the business, properties and personnel of the Company as Parent or Purchaser may reasonably request; (iii) furnish promptly to Parent and Purchaser a copy of reports and other documents filed or received by the Company or any of its subsidiaries during such period pursuant to the requirements of the federal or state securities laws; and (iv) consult with Parent and obtain Parent’s consent with respect to certain legal decisions, each subject to customary exceptions and limitations.

Regulatory and Other Authorizations. Each of Move, Parent and Purchaser has agreed to use their respective reasonable best efforts to cause the Offer and the Merger and the other transactions contemplated by the Merger Agreement to be consummated as promptly as reasonably practicable. Each of the Company, Parent and Purchaser shall, and shall cause its subsidiaries to, file within ten business days of the Merger Agreement any required submissions under the HSR Act, and use its reasonable best efforts (i) to furnish information required in connection with such submissions under the HSR Act, (ii) to obtain early termination of the waiting period under the HSR Act, (iii) to keep the other parties reasonably informed with respect to the status of any such submissions under the HSR Act and (iv) to obtain all necessary actions or non-actions, waivers, consents, clearances and approvals from any governmental entity. In addition, the Company, Parent and Purchaser shall, and shall cause their respective subsidiaries to, cooperate with one another in promptly determining whether any filings are required to be or should be made or any consents, approvals or waivers are required to be or should be obtained from other parties to any contracts, obligations or instruments that the Company or any of its subsidiaries is a party to or related to the Company’s and its subsidiaries’ business in connection with the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement and in promptly making any such filings, furnishing information required in connection therewith and seeking to timely obtain any such consents, permits, approvals or waivers.

The Company, Parent and Purchaser shall, and shall cause their respective subsidiaries to: (i) promptly notify the other parties of any communication from a governmental entity and permit the other parties to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written communication to a governmental entity (except with respect to taxes) and (ii) keep the others reasonably informed of any developments, requests for meetings or discussions with any governmental entity in respect of any filings, investigation or inquiry concerning the Offer or the Merger. The Company, Parent and Purchaser also agreed not, and to cause their respective subsidiaries not to, to the extent not prohibited by such governmental entity or by law, to participate in any meeting or discussion, either in person or by telephone, with any governmental entity in connection with the proposed transaction unless it consults with the other party in advance and gives the other party the opportunity to attend and participate where appropriate and advisable under the circumstances.

Notwithstanding anything to the contrary contained in the Merger Agreement, the parties agreed that nothing in the Merger Agreement will require Parent, Purchaser or any of their affiliates or the Company or any of its subsidiaries, in order to obtain any required approval from any governmental entity or any third party, to: (i)(x) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending any such action, or (y) propose, negotiate or offer to effect, or consent or commit to, any such sale, leasing, licensing, transfer, disposal, or divestiture, or holding separate, before or after the Acceptance Time or the Effective Time, of any assets, licenses, operations, rights, product lines, businesses or interests therein of (I) the Company or any of its subsidiaries, (II) the Surviving Corporation or any of its subsidiaries or (III) Parent or any of its affiliates, or (ii) accept any conditions or take any other actions (including amending, modifying, terminating or entering into any contracts or other business arrangements) that would impose any restrictions or limitations on the conduct or operation of, or adversely affect or impact, any business, assets or properties of (I) the Company or any of its subsidiaries, (II) the Surviving Corporation or any of its subsidiaries or (III) Parent or any of its affiliates, provided that such limitations do not apply to solely in the case of clauses (i)(I), (i)(II), (ii)(I) and (ii)(II) above, to any such sale, lease, license, transfer, disposal, divestiture, other encumbrance, separate holding or acceptance of any such condition, restriction or limitation that would not reasonably be expected to have a material adverse effect on the Company and its subsidiaries, taken as a whole, or the Surviving Corporation and its subsidiaries, taken as a whole (collectively, the “Regulatory Efforts Provision”).

Certain Agreements with Respect to Litigation and Disputes. In the event that any legal proceeding is commenced challenging any of the transactions contemplated by the Merger Agreement and such litigation, action or proceeding seeks to prevent, impede or delay the consummation of the Offer or the Merger or any other transaction contemplated by the Merger Agreement, or any written notice has been delivered or any legal proceeding commenced, in each case related to a default or breach (or alleged default or breach) by the Company or any of its subsidiaries under the Operating Agreement permitting the Operating Agreement to be terminated (whether immediately or with the passage of time), each of the Company, Parent and Purchaser shall, and shall cause its subsidiaries to, cooperate with each other and use its respective reasonable best efforts to contest and resist any such written notice (including by commencing a legal proceeding to declare invalid any purported termination or right to terminate contained in such written notice) or legal proceeding and to have vacated, lifted, reversed or overturned any order, writ, injunction, decree, judgment, ruling, award, settlement or stipulation, or dismissed any appeal, review, rehearing or reconsideration, that may result from any such legal proceeding, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the Merger Agreement or frustrates the satisfaction of the Operating Agreement Condition, unless, by mutual agreement, Parent and the Company decide that litigation is not in their respective best interests. Each party hereto shall keep the other parties hereto reasonably informed, but only to the extent that doing so would not, in the reasonable judgment of such party, jeopardize any privilege of the party with respect thereto regarding any such litigation, action or proceeding, it being agreed that each party will also cooperate with the other parties to permit such inspection of or to disclose such information on a basis that does not compromise or waive such privilege with respect thereto. Each party shall, and shall cause its respective subsidiaries and its and their respective representatives to, cooperate fully with the other parties and their representatives in connection with, and shall consult with and permit the other parties and their representatives to participate in, the defense of any such litigation, action or proceeding and each party shall, and shall cause its subsidiaries and its and their respective representatives to, give due consideration to the other parties’ advice with respect to such litigation, action or proceeding; provided, however, that each party and its subsidiaries shall not be allowed to settle or enter into any negotiations or settlement of any such litigation, action or proceeding without the prior written consent of the other parties (which consent shall not be unreasonably conditioned, withheld or delayed).

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and insurance rights in favor of Move’s current and former directors and officers and those of its subsidiaries, who we refer to as “indemnitees.” Specifically, Parent and Purchaser have agreed that all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees as provided in Move’s certificate of incorporation or bylaws (or the equivalent organizational or governing documents of the Company’s subsidiaries) or under any contract between Move or any of its subsidiaries and an indemnitee in effect on the date of the Merger Agreement will survive the Offer Closing and the Merger and will continue in full force and effect in accordance with their respective terms.

From and after the Effective Time, Parent and the Surviving Corporation have agreed to maintain in effect for a period of six years after the Effective Time, in respect of claims related to any period at or prior to the Effective Time, policies of directors’ and officers’ liability insurance covering the persons currently covered by Move’s existing directors’ and officers’ liability insurance policies in an amount and scope at least as favorable as the Company’s policies existing on the date of the Merger Agreement and from an insurance carrier with the same or better credit rating as Move’s insurance carrier as of the date of the Merger Agreement; however, the Surviving Corporation will not be required to pay an amount for such insurance policies in excess of 300% of the annual premium paid by Move as of the date of the Merger Agreement for the policy period that includes the date of the Merger Agreement.

Employee Matters. The Merger Agreement provides that for a period of at least 12 months following the Effective Time, each Move employee who continues to be employed by Parent, the Surviving Corporation or any subsidiary of Parent following the Effective Time (each, a “Move Employee”) will receive (i) at least the same level of base salary or hourly wage rate as was provided to the Move Employee immediately before the Effective Time, (ii) an annual target cash bonus amount that is no less than the annual target cash bonus amount in effect with respect to the Move Employee immediately before the Effective Time and (iii) other employee benefits (excluding equity-based compensation) that are substantially comparable in the aggregate to those provided to the Move Employee immediately before the Effective Time.

In addition, any Move Employee whose employment is terminated by Parent or the Surviving Corporation (or any of their subsidiaries or affiliates) within 12 months after the Effective Time will receive severance benefits in accordance with the Move Employee’s individual employment agreement or severance agreement or, in the absence of such an agreement, in accordance with Move’s severance policy in effect immediately before the Effective Time.

The Merger Agreement also provides that, with certain exceptions, service credit will be provided to Move Employees for purposes of vesting, eligibility to participate and benefit accrual under Parent’s employee benefit plans. In addition, with certain exceptions, Parent will (i) allow Move Employees to participate in Parent’s employee benefit plans without any waiting time to the extent coverage in that plan replaces coverage under a comparable Move employee benefit plan, (ii) cause pre-existing condition limitations, exclusions, waiting periods and actively-at-work requirements to be waived for purposes of allowing Move Employees to participate in Parent’s employee benefit plans and (iii) take into account all eligible expenses incurred by Move Employees under Move employee benefit plans during the plan year in which the Effective Time occurs for purposes of satisfying co-payment and other maximum out-of-pocket expenses under Parent’s employee benefit plans.

Security Holder Litigation. In the event that any litigation related to the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement is brought by any stockholder or other holder of any Company securities (whether directly or on behalf of the Company or otherwise) against the Company and/or its directors or officers, the Company is required to (i) promptly notify Parent of such litigation, (ii) keep Parent reasonably informed with respect to the status thereof and (iii) give Parent the opportunity to participate, subject to a customary joint defense agreement, in the defense or settlement of any such litigation. The Company has agreed not settle or enter into any negotiations for full or partial settlement of any such litigation, including any payment of fees, without the prior written consent of Parent (which consent will not be unreasonably conditioned, withheld or delayed), provided that Parent is not obligated to consent to any settlement that does not include a full release of Parent and its affiliates or that imposes equitable relief upon Parent or its affiliates (including, after the Acceptance Time, the Company and its subsidiaries).

Certain Actions. (i) The Company shall perform all of its pre-closing obligations under the convertible notes (including any and all notice delivery requirements related to the Offer or the Merger); (ii) elect “Cash Settlement” (as defined in the Indenture, dated as of August 12, 2013 (the “Existing Indenture Agreement”), between U.S. Bank National Association, as trustee, and the Company) as the sole “Settlement Method” (as defined in the Existing Indenture Agreement) for any conversion of the convertible notes, in each case prior to the applicable deadline therefor; and (iii) comply with the payment and other pre-closing obligations related to any conversion of convertible notes pursuant to the Existing Indenture Agreement in order to validly effectuate the “Cash Settlement” thereof.

Immediately after the Acceptance Time and in any event prior to the Effective Time, the Company shall, in each case in accordance with Article V, paragraph (c) of the Company’s Certificate of Incorporation (and all amendments thereto) as currently in full force and effect, (i) elect to redeem the series A preferred stock, par value $0.001 per share (“Series A Preferred Stock”), as of such time, (ii) provide written notice thereof to the NAR, (iii) redeem the Series A Preferred Stock and (iv) pay, or make available for payment, to the NAR the redemption price therefor.

In the event that any holder of a Company Option exercises such Company Option between the Acceptance Time and the Effective Time, the Company shall take all actions necessary to cash settle such Company Option in an amount of cash equal to (x) the excess, if any, of the fair market value of a Share (as determined in accordance with the applicable Company stock plan) on the date of exercise over the exercise price per Share of such Company Option, multiplied by (y) the number of Shares covered by such Company Option, with payment subject to applicable tax withholding and paid without interest.

If, on the date that is five business days prior to the Outside Date, the Operating Agreement Condition has not been deemed satisfied theretofore solely due to an appeal, review, rehearing or reconsideration brought by the NAR or any of its subsidiaries of the type described in the proviso to the Operating Agreement Condition, which appeal has not resulted in an order reversing or vacating the decision referred to in clause (B)(2) of the Operating Agreement Condition as of such date, and all other Offer Conditions have been satisfied (excluding for this purpose, the Minimum Condition), Parent and Purchaser shall waive the Operating Agreement Condition.

Termination. The Merger Agreement may be terminated as follows:

•	by mutual written consent of Parent and Move;

•	by either Move or Parent, if prior to the Acceptance Time any court of competent jurisdiction or other governmental entity has issued an order, injunction or decree, or taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger (or to impose a condition or require a remedy that Move, Parent and/or Purchaser is not required to accept or agree to under the Regulatory Efforts Provision) and such order, injunction, decree or other action that has become final and non-appealable; provided, that the party seeking to exercise this termination right must comply with its obligations to contest, appeal and remove such order, injunction, decree or action, and that this termination right is not available to any party if the issuance of the order, injunction or decree or occurrence of other similar action was primarily due to the failure of such party to perform its obligations under the Merger Agreement;

•	by either Move or Parent, if the Acceptance Time has not occurred on or before the Outside Date; provided, however, that (i) in the event that the HSR Condition has not been satisfied or waived as of the Outside Date and all other conditions (other than the Minimum Condition and the Operating Agreement Condition) have been satisfied as of the Outside Date, then the Company or Parent may extend the Outside Date to March 30, 2015 and (ii) in the event the Operating Agreement Condition has not been satisfied as of the Outside Date (after giving effect to clause (i)) and all other Offer Conditions (other than the Minimum Condition) have been satisfied as of the Outside Date, then the Company or Parent may extend the Outside Date to the date that is three months after the then-applicable Outside Date (collectively, the “Outside Date Provision”);

•	by Parent, at any time prior to the Acceptance Time, if there has been any breach of or inaccuracy in any of Move’s representations or warranties or Move has failed to perform any of its covenants or agreements set forth in the Merger Agreement, which inaccuracy, breach or failure to perform (i) would give rise to the failure of certain Offer Conditions relating to Move’s representations, warranties and covenants, and (ii) (A) is not capable of being cured prior to the Outside Date or (B) is not cured within twenty business days following Parent’s delivery of written notice to Move of such breach or failure to perform (collectively, the “Move Breach Provision”);

•	by Move, at any time prior to the Acceptance Time, if there has been any breach or inaccuracy in any of Parent’s or Purchaser’s representations or warranties or Parent or Purchaser has failed to perform any of its covenants or agreements set forth in the Merger Agreement, which inaccuracy, breach or failure to perform (i) would reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of Parent or Purchaser to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger), and (ii) (A) is not capable of being cured prior to the Outside Date or (B) is not cured within twenty business days following Move’s delivery of written notice to Parent of such breach or failure to perform;

•	by Parent, at any time prior to the Acceptance Time, in the event that any of the following has occurred: (i) the Move Board effects an Adverse Recommendation Change or (ii) Move materially breaches the non-solicitation provisions of the Merger Agreement (an “Adverse Recommendation/Breach Termination”);

•	by Move, if Parent has (A) failed to commence the Offer within 30 days following the date of the Merger Agreement or (B) failed to consummate the Offer when otherwise required to do so in accordance with the Merger Agreement’s terms, unless the action or inaction under (A) or (B) was caused by Move’s failure to perform, in any material respect, any of its material covenants or agreements in the Merger Agreement or Move’s material breach of any of its representations or warranties contained in the Merger Agreement; or

•	by Move, at any time prior to the Acceptance Time, if the Move Board effects an Adverse Recommendation Change in response to a Superior Proposal in accordance with the terms of the

Merger Agreement and Move executes an acquisition agreement to consummate such Superior Proposal in compliance with the Merger Agreement; provided, however, that concurrent payment of the Move Termination Fee (described below) is a condition to the right of Move to exercise this termination right (a “Superior Proposal Termination”).

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect without liability on the part of any party (or any directors, officers, stockholders, employees, agents, consultants or representatives) to the other party, except that (i) certain specified provisions of the Merger Agreement will survive, including those described in “—Move Termination Fee” below, and (ii) nothing in the Merger Agreement (including the payment of the Move Termination Fee) will relieve any party of liability for fraud or any “willful breach” of any representations, warranties, covenants or agreements set forth in the Merger Agreement prior to such termination. Willful breach is defined in the Merger Agreement to mean an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of the Merger Agreement.

Move Termination Fee. Move has agreed to pay Parent a termination fee of $32,500,000 in cash (the “Move Termination Fee”) if and only if:

•	(A) after the date of the Merger Agreement, the Move Board effected an Adverse Recommendation Change or a Takeover Proposal shall have become publicly known and not publicly withdrawn (x) in the case of (B)(1) below, prior to the termination of the Merger Agreement, (y) in the case of (B)(2) below, at the time of the breach, (B) thereafter, the Merger Agreement is terminated (1) by Parent or Move pursuant to the Outside Date Provision in circumstances where the HSR Condition has been satisfied and Move has not breached its obligations under the Regulatory Efforts Provision, but the Minimum Condition has not been satisfied, or (2) by Parent pursuant to the Move Breach Provision where Move failed to materially perform or comply with the obligations, agreements or covenants required under the Merger Agreement on or before the Expiration Date, and (C) within one year of such termination, the Move Board approves or recommends any Takeover Proposal (regardless of when made), Move or any of its subsidiaries enters into any acquisition agreement, merger agreement or other definitive agreement that provides for any Takeover Proposal, or any Takeover Proposal is consummated. However, for purposes of determining if the Move Termination Fee is payable, the term “Takeover Proposal” has the meaning described in “—No Solicitation” above, except that all references to “20%” are deemed to be references to “50%”;

•	if the Merger Agreement is terminated by Parent pursuant to an Adverse Recommendation/Breach Termination;

•	if after the date of the Merger Agreement, a Takeover Proposal becomes known to Move and not withdrawn prior to the termination of the Merger Agreement, thereafter the Merger Agreement is terminated by Parent prior to Acceptance Time pursuant to a material breach of the non-solicitation provisions of the Merger Agreement (an “Adverse Recommendation/Breach Termination”) and within one year of such termination, the Move Board approves or recommends any Takeover Proposal, Move or any of its subsidiaries enters into any acquisition agreement, merger agreement or other definitive agreement that provides for any Takeover Proposal, or any Takeover Proposal is consummated. However, for purposes of determining if the Move Termination Fee is payable, the term “Takeover Proposal” has the meaning described in “— No Solicitation” above, except that all references to “20%” are deemed to be references to “50%”; or

•	if the Merger Agreement is terminated by Move pursuant to a Superior Proposal Termination.

In the event Parent receives the Move Termination Fee, such receipt will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent or any of its affiliates in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, and neither Parent nor any of its affiliates will be entitled to bring or maintain any other legal proceeding against the Company or any of its affiliates arising out of the Merger Agreement, any of the transactions contemplated by the Merger Agreement or any matters forming the basis for such termination, subject to the provisions regarding fraud and “willful breach” described in “—Effect of Termination” above. In no event will Move be required to pay the Move Termination Fee on more than one occasion.

Specific Performance. The parties have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties further agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in addition to any other remedy to which they are entitled at law or in equity.

Expenses. All costs and expenses incurred by the parties in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

NAR Support Agreement

In connection with entering into the Merger Agreement, Parent and Purchaser entered into a NAR Support Agreement with the NAR, which collectively owns approximately 756,410 Shares representing 1.87% of the outstanding Shares.

Pursuant to the NAR Support Agreement, the NAR agreed to tender in the Offer all Shares (including any and all Shares acquired by the NAR upon the exercise of Options to purchase Shares after the date of the NAR Support Agreement) beneficially owned by the NAR and not to withdraw such Shares from the Offer at any time unless the Company has made an Adverse Recommendation Change. In addition, the NAR agreed that, during the time the NAR Support Agreement is in effect, at any meeting of Move stockholders, or any action by written consent in lieu thereof, the NAR will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Shares:

•	in favor of the Merger (including adoption of the Merger Agreement); and/or

•	against any action or agreement that would impede, delay or interfere with, prevent or nullify the Merger, including, but not limited to, any other extraordinary corporate transaction, including, a merger, acquisition, sale, consolidation, reorganization or liquidation involving Move and a third party, or any other Takeover Proposal proposed by a third party or any amendment of Move’s certificate of incorporation or by-laws or other transaction involving Move or any of its subsidiaries, which would in any manner impede, delay, interfere with, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of Move’s capital stock.

The NAR further agreed to certain restrictions with respect to its Shares (and any outstanding Options to purchase Shares), including restrictions on transfer, and agreed to comply with specified non-solicitation provisions.

The NAR Support Agreement will terminate in the event that the Company terminates the Merger Agreement due to a Superior Proposal or if both Parent and the Company announce that the Merger Agreement has been terminated.

The foregoing description of the NAR Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the NAR Support Agreement which is filed as Exhibit (d)(2) of the Schedule TO.

Executive Support Agreements

In connection with entering into the Merger Agreement, Parent and Purchaser entered into Executive Support Agreements with the Supporting Executives, who collectively beneficially own approximately 191,132 Shares representing 0.47% of the outstanding Shares.

Pursuant to the Executive Support Agreement, each Supporting Executive has agreed to tender in the Offer all Shares beneficially owned by such Supporting Executive and not to withdraw such Shares from the Offer at any time. In addition, each Supporting Executive agreed that, during the time the Executive Support Agreement is in effect, at any meeting of Move stockholders, or any action by written consent in lieu thereof, such Supporting Executive will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Shares:

•	in favor of the Merger (including adoption of the Merger Agreement); and/or

•	against any action or agreement that would impede, delay or interfere with, prevent or nullify the Merger, including, but not limited to, any other extraordinary corporate transaction, including, a merger, acquisition, sale, consolidation, reorganization or liquidation involving Move and a third party, or any other Takeover Proposal proposed by a third party or any amendment of Move’s certificate of incorporation or by-laws or other transaction involving Move or any of its subsidiaries, which would in any manner impede, delay, interfere with, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of Move’s capital stock.

Each Supporting Executive also agreed not to take any action inconsistent with the foregoing.

The Supporting Executives further agreed to certain restrictions with respect to their Shares, including restrictions on transfer, and agreed to comply with specified non-solicitation provisions.

Each Executive Support Agreement will terminate upon the earlier to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the written agreement of the applicable Supporting Executive, Parent and Purchaser, (c) the Effective Time, and (d) with respect to any Supporting Executive, such date and time as any amendment or change to the Merger Agreement or the Offer that decreases the Offer Price is effected.

The foregoing description of the Executive Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Executive Support Agreement which is filed as Exhibit (d)(3) of the Schedule TO.

Confidentiality Agreement

On October 21, 2013, Parent and Move entered into the Confidentiality Agreement, pursuant to which the parties agreed to keep confidential certain information for the preparation for, or in connection with, a possible transaction or a series of transactions between Parent and Move. Parent and Move also agreed, among other things, to certain “standstill” provisions which prohibited them from taking certain actions involving or with respect to the other party for a period of 18 months from the anniversary of the date of the Confidentiality Agreement or one year following the date on which either party provides notice to the other party that it has decided not to proceed with a transaction (“Standstill Period”). Additionally, Parent and Move agreed that, subject to certain exceptions, each party would not solicit for employment any officer, director or senior employee of the other party during the Standstill Period. As discussed in more detail in Section 10 — “Background of the Offer; Past Contacts or Negotiations with Move,” the Confidentiality Agreement was amended on June 25, 2014 to allow Parent to purchase up to 4.9% of the outstanding common stock of Move. In connection with entering into the Merger Agreement, Parent and Move agreed that all standstill and similar provisions of the Confidentiality Agreement terminated to the extent necessary to allow Parent to effect the transactions contemplated by the Merger Agreement and that no provision of the Confidentiality Agreement shall limit the ability of Parent or any of its affiliates to take any action contemplated by the Merger Agreement.

12.	Purpose of the Offer; Plans for Move.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Move. The Offer, as the first step in the acquisition of Move, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Move or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Move. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Move.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the remaining public stockholders of Move before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of Move in accordance with Section 251(h) of the DGCL.

Plans for Move. Parent and Purchaser are conducting a detailed review of Move and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Parent and Purchaser will continue to evaluate the business and operations of Move during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Move’s business, operations, capitalization and management with a view to optimizing Move’s development in conjunction with Parent’s existing businesses, including its existing digital real estate services business, REA. Parent currently plans to continue investing in Move as a standalone operating business based in San Jose, California. However, plans may change based on further analysis, including changes in Move’s business, corporate structure, charter, bylaws, capitalization, board of directors and management, although, except as disclosed in this Offer to Purchase, Parent and Purchaser have no current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, neither Parent nor Purchaser has any present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Move (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Move, (iii) any material change in Move’s capitalization or dividend policy, (iv) any other material change in Move’s corporate structure or business, (v) changes to the management of Move or the Move Board, (vi) a class of securities of Move being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Move being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

To the best knowledge of Purchaser and Parent, except for certain pre-existing agreements to be described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Move, on the one hand, and Parent, Purchaser or Move, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Move entering into any such agreement, arrangement or understanding.

It is possible that certain members of Move’s current management team will enter into new employment arrangements with Move after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

The board of directors and officers of the Surviving Corporation at and immediately following the Effective Time will consist of the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Effective Time.

The certificate of incorporation and bylaws of Purchaser immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation at and immediately after the Effective Time, except that the name of the Surviving Corporation will be “Move, Inc.”

It is anticipated that immediately after the closing of the Merger contemplated by the Merger Agreement, REA will acquire a twenty percent stake in the Company. The Tender Offer is not conditioned upon such REA acquisition. Parent will directly pay the Offer Price with available cash from Parent’s consolidated balance sheet.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as promptly as practicable following the Offer Closing.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Offer Closing), the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be Purchaser. NASDAQ requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger, we intend and will cause Move to delist the Shares from NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the margin regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Move to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Move to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Move, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Move and persons holding “restricted securities” of Move to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Move to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Company has never declared or paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future, except with respect to its Series A Preferred Stock. The Company is obligated to pay an annual dividend of $0.08 on the one outstanding share of its Series A Preferred Stock held by the NAR. The one share of Series A Preferred Stock will be redeemed immediately after the Acceptance Time and in any event before the Effective Time.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Move will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any Move securities (including the Shares) or set a record date therefor.

15.	Conditions of the Offer.

Notwithstanding any other provisions of the Offer and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, neither Parent nor Purchaser is required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not validly withdrawn, if:

(a) prior to the Expiration Date, there have not been validly tendered and not validly withdrawn that number of Shares that, when added to the Shares then owned by Parent and its subsidiaries, would represent one Share more than one half of all Shares then outstanding (not including Shares tendered in the Offer pursuant to guaranteed delivery procedures);

(b) any waiting period (and any extension thereof) applicable to the Offer under the HSR Act has not terminated or expired prior to the Expiration Date, in each case, without the imposition of any condition or requiring a remedy that Move, Parent and/or Purchaser is not required to accept or agree to pursuant to the Merger Agreement;

(c) any of the following events exist:

(i)	any law or order, injunction or decree has been enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any governmental entity (other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger), or any governmental entity has taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger (or to impose a condition or require a remedy that the parties are not required to accept pursuant to the Merger Agreement);

(ii)	there is pending or threatened (in writing) any legal proceeding by any governmental entity that seeks to enjoin the Offer or the Merger (or to impose a condition or require a remedy that the parties are not required to accept pursuant to the Merger Agreement);

(iii)	the Merger Agreement has been terminated in accordance with its terms;

(iv)	(A) any of the representations and warranties of Move set forth in Sections 4.01 (relating to organization and qualification), 4.02(a) (relating to capitalization), 4.02(b) (relating to subsidiaries, but solely with respect to RealSelect), 4.03 (relating to the authority to enter into the Merger Agreement and the actions of the Move Board), 4.06(a) (relating to the absence of certain changes), 4.08 (relating to brokers fees and other expenses), 4.20 (relating to the opinion of Move’s financial advisors), 4.21 (relating to the inapplicability of certain state takeover statutes) or 4.22 (relating to matters concerning Rule 14d-10 promulgated under the Exchange Act) of the Merger Agreement are not true and correct in all respects as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than, in the case of 4.02(a), any de minimis inaccuracies (whereby (i) issuances or amounts of outstanding preferred stock are not de minimis inaccuracies and (ii) any inaccuracy that would not reasonably be expected to result in additional cost or liability to Parent of more than $2.5 million shall be deemed to be a de minimis inaccuracy), (B) any of the representations and warranties of Move not set forth above are not true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” “materially” or words of similar import set forth therein) as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (c)(iii)(B), where the failure of any such representations and warranties to be so true and correct has not had a Material Adverse Effect;

(v)	Move has failed to perform or comply with in any material respect the obligations, agreements or covenants required to be performed or complied with by it under the Merger Agreement on or prior to the Expiration Date;

(vi)	prior to the Expiration Date, (i)(A) that the NAR and its subsidiaries shall have delivered to Move written notice purporting to terminate the Operating Agreement (whether immediately or with the passage of time) or (B) that the NAR and its subsidiaries shall have given notice of, or there shall have been commenced, a legal proceeding against Move or any of its subsidiaries asserting, or by Move or any of its subsidiaries relating to, any default or breach (or alleged default or breach) by Move or any of its subsidiaries under the Operating Agreement permitting the Operating Agreement to be terminated (whether immediately or with the passage of time) and (ii) such notice or legal proceeding shall not have been (A) withdrawn by the NAR or its applicable subsidiaries on a bona fide basis and not reinstated or (B) determined by the relevant judicial or arbitral process (with such determination not having been reversed or vacated) to not have been a valid termination and/or not to have permitted the Operating Agreement to be terminated, as applicable; provided, that should any such decision be subject to appeal, review, rehearing or reconsideration, then this Operating Agreement Condition shall not be deemed satisfied until any and all applicable periods for the filing of such appeal, review, rehearing or reconsideration shall have elapsed or, if such appeal, review, rehearing or reconsideration is accepted within such applicable period, then this Operating Agreement Condition shall not be deemed satisfied until the date that is five business days prior to the Outside Date and, in any case, the Operating Agreement Condition shall not be deemed satisfied if such appeal, review, rehearing or reconsideration has resulted in the decision of such judicial or arbitral body being reversed or vacated by such date; or

(vii)	Purchaser has failed to receive a certificate of Move, executed by its chief executive officer or the chief financial officer, dated as of the Expiration Date, to the effect that the conditions set forth in paragraphs (c)(iii) and (c)(iv) above have been satisfied.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser (except for the Minimum Condition), may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole and absolute discretion (except for the Minimum Condition), in each case, subject to the terms of the Merger Agreement and applicable law, including the rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. However, without the consent of Move, we are not permitted to (i) other than in the case of any equitable adjustment relating to any reclassification, stock split, stock dividend or recapitalization by the Company, decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions or amend any Offer Condition in a manner that is adverse to the holders of Shares, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is adverse to the holders of Shares, (vi) extend or otherwise change the Expiration Date except as required or permitted by the terms of the Merger Agreement or (vii) provide a “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Move with the SEC and other information concerning Move, we are not aware of any governmental license or regulatory permit that appears to be material to Move’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Move’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations promulgated by the FTC, certain acquisition transactions may not be consummated until specified information and documentary material (the “Premerger Notification and Report Form”) have been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, on behalf of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m., New York City time, the next business day. Each of Parent and Move filed on October 15, 2014 a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Accordingly, the required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on October 30, 2014, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. Only one extension of the applicable waiting period pursuant to a Second Request is authorized by the HSR Act rules. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with the consent of Parent. In practice, complying with a Second Request can take a significant period of time. Although Move is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither Move’s failure to file such Premerger Notification and Report Form nor a Second Request issued to Move from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will review the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of Move. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, the Antitrust Division or the FTC could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring divestiture of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Move, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 15 — “Conditions of the Offer.”

State Takeover Laws. Move is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Move represented to us in the Merger Agreement that the Move Board (at a meeting or meetings duly called and held) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

Move, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Move (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Move will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Move. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Move will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Move in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Move a written demand for appraisal of Shares held, which demand must reasonably inform Move of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL will be included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Parent has retained Georgeson Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the depositary and paying agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Move has advised Purchaser that it will file no later than October 15, 2014 with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Move Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Move” above.

News Corporation

Magpie Merger Sub, Inc.

October 15, 2014

SCHEDULE I — INFORMATION RELATING TO PARENT AND PURCHASER

Parent

The following table sets forth information about Parent’s directors and executive officers as of October 14, 2014. The current business address of each person is c/o News Corporation, 1211 Avenue of the Americas, New York, NY 10036, and the business telephone number is (212) 416-3400.

Name	Age	Citizenship	Position
K. Rupert Murdoch	83	USA	Executive Chairman
Robert J. Thomson	53	Australia	Chief Executive Officer and Director
Bedi Ajay Singh	55	USA	Chief Financial Officer
Gerson Zweifach	61	USA	General Counsel
Lachlan K. Murdoch	43	Australia/USA	Non-Executive Co-Chairman
José María Aznar	61	Spain	Director
Natalie Bancroft	34	USA/Netherlands	Director
Peter L. Barnes	71	Australia	Director
Elaine L. Chao	61	USA	Director
John Elkann	38	Italy	Director
Joel I. Klein	67	USA	Director
James R. Murdoch	41	USA/UK	Director
Ana Paula Pessoa	47	Brazil	Director
Masroor Siddiqui	42	USA	Director

Executive Officers of Parent

K. Rupert Murdoch AC—K. Rupert Murdoch AC has served as Parent’s Executive Chairman since December 2012 and as a director since June 2013. He has been Chief Executive Officer of 21st Century Fox, Parent’s former parent, since 1979 and its Chairman since 1991. Mr. K.R. Murdoch is the father of Messrs. J.R. Murdoch and L.K. Murdoch. Mr. K.R. Murdoch has been the driving force behind the evolution of Parent and 21st Century Fox from the single, family-owned Australian newspaper he took over in 1953 to the global public media companies they are today. Mr. K.R. Murdoch brings to the Parent Board invaluable knowledge and expertise regarding Parent’s businesses and provides strong operational leadership and broad strategic vision for its future.

Robert J. Thomson—Robert J. Thomson has served as Parent’s Chief Executive Officer since January 2013 and as a director since June 2013. He served as Editor-in-Chief of Dow Jones and Managing Editor of The Wall Street Journal from 2008 to 2012. Mr. Thomson previously served as Publisher of Dow Jones from 2007 to 2008, after serving as Editor of The Times of London from 2002 to 2007. Prior to that role, he was Managing Editor of the U.S. edition of the Financial Times. Through his position as Parent’s Chief Executive Officer, Mr. Thomson has an intimate knowledge of Parent’s operations. Mr. Thomson has extensive business, operational and international experience in the publishing industry through his career as a financial journalist, foreign correspondent and editor. Under his management and leadership, The Wall Street Journal was consistently one of the most innovative and successful newspapers in the U.S. and also greatly expanded its global reach through the digital initiatives of WSJ.com. As Managing Editor of the U.S. edition of the Financial Times, Mr. Thomson led its drive into the U.S. market, where sales trebled during his tenure. His keen understanding of the evolving U.S. and international markets in which Parent operates and his commitment to generating high quality content make him a valuable resource for the Parent Board.

Bedi Ajay Singh—Bedi Ajay Singh has served as Parent’s Chief Financial Officer since December 2012. He served as Co-CEO, President & Chief Financial Officer for MGM Studios, a media company, from 2008 to 2010. Previously, Mr. Singh served as Chief Financial Officer at Gemstar-TV Guide from 2006 to 2008, as Chief Finance and Administration Officer at Novartis Pharma A.G. from 2004 to 2006 and as Executive Vice President and Chief Financial Officer of Sony Pictures Entertainment from 1999 to 2003. Before joining Sony Pictures Entertainment, he held a number of senior finance positions at 21st Century Fox, including at News International (now known as News UK) as Financial Controller and Fox Filmed Entertainment as Deputy Chief Financial Officer and as Senior Vice President, Office of the Chairman of News Corporation. Mr. Singh is a graduate of the London School of Economics and Political Science, a Fellow of the UK Institute of Chartered Accountants and a graduate of the Program for Management Development at Harvard Business School. Mr. Singh started his business career with Arthur Andersen in London.

Gerson Zweifach—Gerson Zweifach has served as Parent’s General Counsel since December 2012 and will continue to serve in such capacity on a transitional basis through January 31, 2015. Mr. Zweifach has been a Senior Executive Vice President and Group General Counsel of 21st Century Fox since February 2012. He also serves as Chief Compliance Officer of 21st Century Fox. Mr. Zweifach previously served as an attorney at the law firm of Williams & Connolly LLP where he was a partner from 1988 to February 2012 and currently serves as Of Counsel. Mr. Zweifach has been a member of the Bar of the District of Columbia since 1981 and the Bar of the State of New York since 1980.

Directors of Parent

Lachlan K. Murdoch—Lachlan K. Murdoch has been the Non-Executive Co-Chairman of both Parent and 21st Century Fox since March 2014 and has been a director of Parent since June 2013. He has served as Executive Chairman of NOVA Entertainment (formerly known as DMG Radio Australia), an Australian media company, since 2009. Mr. L.K. Murdoch has served as the Executive Chairman of Illyria Pty Ltd, a private investment company, since 2005. He served as a Director of Ten Network Holdings Limited, an Australian media company, from 2010 to March 2014 and as its Non-Executive Chairman from February 2012 to March 2014, after serving as its Acting Chief Executive Officer from 2011 to January 2012. Mr. L.K. Murdoch served as an advisor to 21st Century Fox from 2005 to 2007, and served as its Deputy Chief Operating Officer from 2000 to 2005. Mr. L.K. Murdoch is the son of Mr. K.R. Murdoch and the brother of Mr. J.R. Murdoch. Mr. L.K. Murdoch brings a wealth of knowledge regarding Parent’s operations, as well as management and strategic skills to the Parent Board. Mr. L.K. Murdoch has extensive experience serving in several senior leadership positions within 21st Century Fox, including previously as Deputy Chief Operating Officer, and at various operating units within Parent, in particular as head of News Limited (now known as News Corp Australia) and the New York Post.

José María Aznar—José María Aznar has been a director of Parent since June 2013 and serves as the Chairman of the Nominating and Corporate Governance Committee. Mr. Aznar has been the President of the Foundation for Social Studies and Analysis, a political research and educational organization focused on Spain, since 1989. Mr. Aznar was a Distinguished Scholar at the Edmund A. Walsh School of Georgetown University from 2004 to 2011. Since 2011, he has been a Distinguished Fellow at the Johns Hopkins University Paul H. Nitze School of Advanced International Studies, where he is also Chairman of the Atlantic Basin Initiative. Mr. Aznar has served as a member of the International Advisory Board of Barrick Gold Corporation since 2011. Mr. Aznar is the Honorific President of the Partido Popular of Spain and served as its Executive President from 1990 to 2004. Mr. Aznar was a member of The State Council of Spain from 2005 to 2006 and served as the President of Spain from 1996 to 2004. Mr. Aznar served as a Director of 21st Century Fox from 2006 until June 2013. Mr. Aznar, with his extensive experience, including serving as President of Spain, brings knowledge, expertise and an international perspective to the Parent Board, providing valuable insight into political and governmental matters throughout the world. He has a unique and deep knowledge with respect to several countries in which Parent operates.

Natalie Bancroft—Natalie Bancroft has been a Director of Parent since June 2013 and serves as a member of the Compensation Committee and a member of the Nominating and Corporate Governance Committee. Ms. Bancroft is a professionally trained opera singer, has studied journalism and is a graduate of L’Institut de Ribaupierre in Lausanne, Switzerland. Ms. Bancroft has a culturally diverse background, having lived across Europe, and speaks several languages fluently. Ms. Bancroft served as a Director of 21st Century Fox from 2007 until June

2013. Ms. Bancroft brings public company board and corporate governance experience to the Parent Board gained from her service as a current Director and member of both Parent’s Compensation and Nominating and Corporate Governance Committees, and as a former Director of 21st Century Fox and member of its Nominating and Corporate Governance Committee. Ms. Bancroft’s public company board, corporate governance and international experience add valuable perspective to the deliberations of the Parent Board.

Peter L. Barnes—Peter L. Barnes has been the Lead Director of Parent since June 2013 and serves as the Chairman of the Audit Committee and a member of the Compensation Committee. Mr. Barnes has been a Director of Metcash Limited since 2005, serving as its Chairman since 2010, and was a Director of its predecessor from 1999 to 2005. Mr. Barnes served in various senior management positions in the United States, the United Kingdom and Asia at Philip Morris International Inc. from 1971 to 1998, including as President of Philip Morris Asia Inc. Mr. Barnes served as a Director of 21st Century Fox from 2004 until June 2013. Mr. Barnes brings to the Parent Board the leadership, operational and financial skills gained in his several roles at Philip Morris, as well as through his service as a Director at a number of private and public companies, including his service as Chairman of several of these companies.

Elaine L. Chao—Elaine L. Chao has been a Director of Parent since June 2013 and serves as a member of the Audit and Nominating and Corporate Governance Committees. Ms. Chao served as the 24th U.S. Secretary of Labor from 2001 to 2009. Ms. Chao has been a Distinguished Fellow at The Heritage Foundation, a research and educational organization based in Washington D.C., since 2009. She is also chairwoman of the Ruth Mulan Chu Chao Foundation. Ms. Chao also served as President and Chief Executive Officer of United Way of America. Her prior government service includes serving as Director of the Peace Corps and as Deputy Secretary at the U.S. Department of Transportation. Prior to her government service, she was Vice President of Syndications at Bank of America and a banker with Citicorp. Ms. Chao served as a Director of 21st Century Fox from 2012 until June 2013 and as a Director of Dole Food Company, Inc. from 2009 until 2013. Ms. Chao’s work in the public, private and non-profit sectors includes vast experience leading large scale, complex and highly visible organizations. She offers the Parent Board valuable insights on macroeconomics, competitiveness, workforce issues and corporate governance as well as an extensive knowledge of the U.S. government at the federal and state levels.

John Elkann—John Elkann has been a Director of Parent since June 2013 and serves as a member of the Compensation Committee. Mr. Elkann has been the Chairman and Chief Executive Officer of EXOR S.p.A., an investment company owning global companies in diversified sectors primarily in Europe and the United States, since 2011. He has served since 2010 as Chairman of Fiat S.p.A., where he has been a Director since 1997 and was Vice Chairman from 2004 to 2010. He has also served as Chairman of C&W Group, Inc. since 2014 and Editrice La Stampa since 2008, a non-Executive Director of The Economist Group since 2009, and as a Director of Gruppo Banca Leonardo S.p.A. since 2006. Mr. Elkann has also served as Director of CNH Industrial N.V. since 2013; prior to the merger between Fiat Industrial and CNH N.V., he served as a Director of Fiat Industrial from 2010. Mr. Elkann served as a Director of SGS SA from 2011 to 2013. Mr. Elkann has extensive experience in a number of industries including publishing and media. He offers the Parent Board strong leadership skills and a valuable perspective on industries relevant to Parent’s businesses.

Joel I. Klein—Joel I. Klein has been a Director and an Executive Vice President of Parent since June 2013. Mr. Klein has also served as Chief Executive Officer of Amplify, Parent’s digital education business, since 2011. Mr. Klein previously served as a Director and Executive Vice President of 21st Century Fox from 2011 until June 2013. He was the New York City schools chancellor from 2002 through 2010. He was the U.S. Chairman and Chief Executive Officer of Bertelsmann, Inc. and Chief U.S. Liaison Officer to Bertelsmann AG from 2001 to 2002. Mr. Klein also served with the Clinton administration in a number of roles, including Deputy White House Counsel from 1993 to 1995. As Chief Executive Officer of Amplify, Mr. Klein is a key member of Parent’s management team. His experience leading the largest public school system in the United States and contacts in the education industry position him as an excellent executive for Parent’s digital education business. Mr. Klein brings to the Parent Board strong leadership skills gained from his decades of service in the private and public sectors.

James R. Murdoch—James R. Murdoch has been a Director of Parent since June 2013. Mr. J.R. Murdoch has been the Co-Chief Operating Officer of 21st Century Fox since March 2014. He previously served as the Deputy Chief Operating Officer and Chairman and CEO, International of 21st Century Fox from 2011 until March 2014, after serving as 21st Century Fox’s Chairman and Chief Executive, Europe and Asia beginning in 2007. Mr. J.R. Murdoch was the Chief Executive Officer of British Sky Broadcasting (“BSkyB”) from 2003 to 2007. He has served as a Director of BSkyB since 2003 and served as its Non-Executive Chairman from 2007 to 2012. He has served on the Supervisory Board of Sky Deutschland since April 2013 and as its Chairman since September 2013. Mr. J.R. Murdoch was the Chairman and Chief Executive Officer of STAR Group Limited, a subsidiary of 21st Century Fox, from 2000 to 2003. Mr. J.R. Murdoch previously served as an Executive Vice President of 21st Century Fox, and served as a member of the board from 2000 to 2003. Mr. J.R. Murdoch served as a Director of GlaxoSmithKline plc from 2009 to 2012 and as a Director of Sotheby’s from 2010 to 2012. Mr. J.R. Murdoch is the son of Mr. K.R. Murdoch and the brother of Mr. L.K. Murdoch. Mr. J.R. Murdoch is a key member of 21st Century Fox’s management team, as the Co-Chief Operating Officer. Mr. J.R. Murdoch has served in a number of leadership positions within 21st Century Fox and at its affiliates over the past 18 years. His broad-based experience, extensive knowledge of international markets, unique understanding of emerging technologies and strategic perspective of Parent’s business and operations enable him to be a valuable resource for the Parent Board.

Ana Paula Pessoa—Ana Paula Pessoa has been a Director of Parent since June 2013 and serves as a member of the Audit Committee. Ms. Pessoa has been a Partner at Brunswick Group, an international corporate communications firm, since May 2012. She is a Partner of Black-Key Participações SA, a company she founded in 2011, which invests in digital start-up companies in Brazil, including Neemu.com. She is also the founder of Avanti SC, a strategic planning consulting firm, where she has served as a consultant since 2000. Ms. Pessoa previously served in numerous roles during her 18-year career at the Globo Organizations (“Globo”), a media group in South America, most recently as the Chief Financial Officer from 2001 to 2011 and New Business Director from 2008 to 2011 of Infoglobo, the newspaper, Internet and information services business of Globo. She also served as a Director of Globo’s subsidiaries including Valor Economico, a financial newspaper in Brazil, and Zap Internet, an online classified service in Brazil, from 2001 to 2011 and as a Director of SPIX Macaw Internet SA, an online news distribution start-up company, from 2009 to 2011. Ms. Pessoa currently serves on the audit committee of Fundacao Roberto Marinho, as a member of the Rio de Janeiro City Council and as a member of the advisory board of The Nature Conservancy (TNC) Brasil. During her tenure at Globo, Ms. Pessoa gained extensive experience in its newspaper, Internet, cable and satellite television and telecom operations. Along with this media expertise, she brings to the Parent Board strong business development and financial skills.

Masroor Siddiqui—Masroor Siddiqui has been a Director of Parent since June 2013 and serves as the Chairman of the Compensation Committee and a member of the Audit Committee. Mr. Siddiqui is the Managing Partner of Naya Management LLP, an investment firm he co-founded in May 2012. He was previously a Partner at The Children’s Investment Fund Management (UK) LLP, a hedge fund, from 2009 to 2011 and a Managing Director at Canyon Partners, an investment firm, from 2006 to 2009. Mr. Siddiqui previously served as a Senior Vice President at Putnam Investments, where he was responsible for a broad range of investments. Mr. Siddiqui has significant experience in investing with a focus on media investments. He offers the Parent Board valuable insights on global markets and industries relevant to Parent’s businesses.

Purchaser

The following table sets forth information about Purchaser’s directors and executive officers as of October 14, 2014. The current business address of each person is c/o News Corporation, 1211 Avenue of the Americas, New York, New York 10036, and the business telephone number is (212) 416-3400.

Name	Age	Citizenship	Position
Robert J. Thomson	53	Australia	Chief Executive Officer and Director
Bedi A. Singh	55	USA	Chief Financial Officer and Director
Gerson Zweifach	61	USA	Senior Executive Vice President, General Counsel and Secretary

Robert J. Thomson—Robert J. Thomson has served as Parent’s Chief Executive Officer since January 2013 and as a director since June 2013. He served as Editor-in-Chief of Dow Jones and Managing Editor of The Wall Street Journal from 2008 to 2012. Mr. Thomson previously served as Publisher of Dow Jones from 2007 to 2008, after serving as Editor of The Times of London from 2002 to 2007. Prior to that role, he was Managing Editor of the U.S. edition of the Financial Times. Through his position as Parent’s Chief Executive Officer, Mr. Thomson has an intimate knowledge of Parent’s operations. Mr. Thomson has extensive business, operational and international experience in the publishing industry through his career as a financial journalist, foreign correspondent and editor. Under his management and leadership, The Wall Street Journal was consistently one of the most innovative and successful newspapers in the U.S. and also greatly expanded its global reach through the digital initiatives of WSJ.com. As Managing Editor of the U.S. edition of the Financial Times, Mr. Thomson led its drive into the U.S. market, where sales trebled during his tenure. His keen understanding of the evolving U.S. and international markets in which Parent operates and his commitment to generating high quality content make him a valuable resource for the Parent Board.

Bedi Ajay Singh—Bedi Ajay Singh has served as Parent’s Chief Financial Officer since December 2012. He served as Co-CEO, President & Chief Financial Officer for MGM Studios, a media company, from 2008 to 2010. Previously, Mr. Singh served as Chief Financial Officer at Gemstar-TV Guide from 2006 to 2008, as Chief Finance and Administration Officer at Novartis Pharma A.G. from 2004 to 2006 and as Executive Vice President and Chief Financial Officer of Sony Pictures Entertainment from 1999 to 2003. Before joining Sony Pictures Entertainment, he held a number of senior finance positions at 21st Century Fox, including at News International (now known as News UK) as Financial Controller and Fox Filmed Entertainment as Deputy Chief Financial Officer and as Senior Vice President, Office of the Chairman of News Corporation. Mr. Singh is a graduate of the London School of Economics and Political Science, a Fellow of the UK Institute of Chartered Accountants and a graduate of the Program for Management Development at Harvard Business School. Mr. Singh started his business career with Arthur Andersen in London.

Gerson Zweifach—Gerson Zweifach has served as Parent’s General Counsel since December 2012 and will continue to serve in such capacity on a transitional basis through January 31, 2015. Mr. Zweifach has been a Senior Executive Vice President and Group General Counsel of 21st Century Fox since February 2012. He also serves as Chief Compliance Officer of 21st Century Fox. Mr. Zweifach previously served as an attorney at the law firm of Williams & Connolly LLP where he was a partner from 1988 to February 2012 and currently serves as Of Counsel. Mr. Zweifach has been a member of the Bar of the District of Columbia since 1981 and the Bar of the State of New York since 1980.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	By overnight or courier:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, Massachusetts 02021

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

All Stockholders Call Toll-Free: (866) 482-4931

Email: MOVEinfo@georgeson.com